SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2017

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

Gafisa S.A.

Quarterly information

June 30, 2017

(A free translation of the original report in Portuguese as published in
Brazil containing Quarterly Information (ITR) prepared in
accordance with accounting practices adopted in Brazil)

Company data
Capital Composition	3
Individual financial statements
Balance sheet - Assets	4
Balance sheet - Liabilities	5
Statement of income	6
Statement of comprehensive income (loss)	7
Statement of cash flows	8
Statements of changes in Equity
01/01/2017 to 03/31/2017	9
01/01/2016 to 03/31/2016	10
Statement of value added	11
Consolidated Financial Statements
Balance sheet - Assets	12
Balance sheet - Liabilities	13
Statement of income	14
Statement of comprehensive income (loss)	15
Statement of cash flows	16
Statements of changes in Equity
01/01/2017 to 03/31/2017	17
01/01/2016 to 03/31/2016	18
Statement of value added	19
Comments on performance	20
Notes to interim financial information	40
Other information deemed relevant by the Company	75
Reports and statements
Report on review of interim financial information	78
Management statement of interim financial information	80
Management statement on the report on review of interim financial information	81

COMPANY DATA / CAPITAL COMPOSITION

Number of Shares	CURRENT QUARTER
(in thousands)	06/30/2017
Paid-in Capital
Common	28,040
Preferred	-
Total	28,040
Treasury shares
Common	973
Preferred	-
Total	973

INDIVIDUAL FINANCIAL STATEMENTS - BALANCE SHEET - ASSETS (in thousands of Brazilian Reais)
CODE	DESCRIPTION	ACTUAL QUARTER 06/30/2017	PRIOR YEAR 12/31/2016
1	Total Assets	4,429,187	5,225,376
1.01	Current Assets	1,478,708	2,107,806
1.01.01	Cash and cash equivalents	13,405	19,811
1.01.01.01	Cash and banks	13,405	19,811
1.01.02	Short-term investments	149,052	163,562
1.01.02.01	Fair value of short-term investments	149,052	163,562
1.01.03	Accounts receivable	432,082	524,337
1.01.03.01	Trade accounts receivable	432,082	524,337
1.01.03.01.01	Receivables from clients of developments	416,341	503,923
1.01.03.01.02	Receivables from clients of construction and services rendered	15,741	20,414
1.01.04	Inventories	809,875	870,201
1.01.04.01	Properties for sale	809,875	870,201
1.01.07	Prepaid expenses	5,237	2,102
1.01.07.01	Prepaid expenses and others	5,237	2,102
1.01.08	Other current assets	69,057	527,793
1.01.08.01	Non current assets held for sale	3,270	3,306
1.01.08.02	Assets from discontinued operations	-	439,020
1.01.08.02.01	Disposal group held for sale	-	439,020
1.01.08.03	Others	65,787	85,467
1.01.08.03.01	Other assets	31,436	39,280
1.01.08.03.02	Derivative financial instruments	96	-
1.01.08.03.03	Receivables from related parties	34,255	46,187
1.02	Non current assets	2,950,479	3,117,570
1.02.01	Non current assets	864,959	951,563
1.02.01.03	Accounts receivable	175,618	225,270
1.02.01.03.01	Receivables from clients of developments	175,618	225,270
1.02.01.04	Inventories	496,860	535,376
1.02.01.09	Others non current assets	192,481	190,917
1.02.01.09.03	Other assets	172,549	156,358
1.02.01.09.04	Receivables from related parties	19,815	25,529
1.02.01.09.05	Derivative Financial Instruments	117	9,030
1.02.02	Investments	2,044,224	2,116,509
1.02.03	Property and equipment	20,489	21,720
1.02.03.01	Operation property and equipment	20,489	21,720
1.02.04	Intangible assets	20,807	27,778
1.02.04.01	Intangible assets	20,807	27,778

INDIVIDUAL FINANCIAL STATEMENTS - BALANCE SHEET - LIABILITIES AND EQUITY (in thousands of Brazilian Reais)
CODE	DESCRIPTION	ACTUAL QUARTER 06/30/2017	PRIOR YEAR 12/31/2016
2	Total Liabilities	4,429,187	5,225,376
2.01	Current liabilities	2,328,636	2,458,597
2.01.01	Social and labor obligations	37,121	28,041
2.01.01.02	Labor obligations	37,121	28,041
2.01.01.02.01	Salaries, payroll charges and profit sharing	37,121	28,041
2.01.02	Suppliers	60,759	61,177
2.01.02.01	Local suppliers	60,759	61,177
2.01.03	Tax obligations	34,308	35,819
2.01.03.01	Federal tax obligations	34,308	35,819
2.01.04	Loans and financing	764,314	953,872
2.01.04.01	Loans and financing	590,072	639,733
2.01.04.02	Debentures	174,242	314,139
2.01.05	Other obligations	1,344,189	1,300,634
2.01.05.01	Payables to related parties	1,099,823	1,073,255
2.01.05.02	Others	244,366	227,379
2.01.05.02.04	Obligations for purchase of properties and advances from customers	151,582	146,522
2.01.05.02.05	Other payables	64,712	50,660
2.01.05.02.07	Obligations assumed on the assignment of receivables	28,072	24,907
2.01.05.02.08	Derivative financial instruments	-	5,290
2.01.06	Provisions	87,945	79,054
2.01.06.01	Tax, labor and civel lawsuits	87,945	79,054
2.01.06.01.01	Tax lawsuits	975	1,369
2.01.06.01.02	Labor lawsuits	20,894	23,818
2.01.06.01.04	Civel lawsuits	66,076	53,867
2.02	Non current liabilities	726,204	838,454
2.02.01	Loans and financing	407,427	504,326
2.02.01.01	Loans and financing	299,962	367,197
2.02.01.01.01	Loans and financing in local currency	299,962	367,197
2.02.01.02	Debentures	107,465	137,129
2.02.02	Other liabilities	141,331	154,435
2.02.02.02	Others	141,331	154,435
2.02.02.02.03	Obligations for purchase of properties and advances from customers	71,150	90,311
2.02.02.02.04	Other liabilities	14,645	13,218
2.02.02.02.06	Obligations assumed on the assignment of receivables	55,536	50,906
2.02.03	Deferred taxes	100,405	100,405
2.02.03.01	Deferred income tax and social contribution	100,405	100,405
2.02.04	Provisions	77,041	79,288
2.02.04.01	Tax, labor and civel lawsuits	77,041	79,288
2.02.04.01.01	Tax lawsuits	2,227	1,755
2.02.04.01.02	Tax and labor lawsuits	34,904	33,350
2.02.04.01.04	Civel lawsuits	39,910	44,183
2.03	Equity	1,374,347	1,928,325
2.03.01	Capital	2,521,152	2,740,662
2.03.02	Capital Reserves	52,077	49,424
2.03.02.04	Granted options	155,501	153,165
2.03.02.05	Treasury shares	-30,172	-32,524
2.03.02.07	Reserve for expenditures with public offering	-71,217	-71,217
2.03.02.08	Result of transfers in treasury shares	-2,035	-
2.03.05	Retained earnings/accumulated losses	-1,198,882	-861,761

INDIVIDUAL FINANCIAL STATEMENTS - INCOME (in thousands of Brazilian Reais)
CODE	DESCRIPTION	ACTUAL QUARTER 04/01/2017 to 06/30/2017	YEAR TO DATE 01/01/2017 to 06/30/2017	SAME QUARTER FROM PREVIOUS YEAR 04/01/2016 to 06/30/2016	YEAR TO DATE FROM PREVIOUS YEAR 01/01/2016 to 06/30/2016
3.01	Gross Sales and/or Services	110,274	214,301	159,168	286,141
3.01.01	Revenue from real estate development	121,179	234,721	173,838	311,851
3.01.03	Taxes on real estate sales and services	-10,905	-20,420	-14,670	-25,710
3.02	Cost of sales and/or services	-125,972	-232,431	-140,052	-264,918
3.02.01	Cost of real estate development	-125,972	-232,431	-140,052	-264,918
3.03	Gross profit	-15,698	-18,130	19,116	21,223
3.04	Operating expenses/income	-120,276	-238,353	-61,793	-119,718
3.04.01	Selling expenses	-18,444	-34,649	-17,606	-32,017
3.04.02	General and administrative expenses	-15,573	-33,973	-19,523	-46,525
3.04.05	Other operating expenses	-40,235	-68,336	-24,888	-46,683
3.04.05.01	Depreciation and amortization	-8,679	-17,168	-6,028	-14,100
3.04.05.02	Other operating expenses	-31,556	-51,168	-18,860	-32,583
3.04.06	Income from equity method investments	-46,024	-101,395	224	5,507
3.05	Income (loss) before financial results and income taxes	-135,974	-256,483	-42,677	-98,495
3.06	Financial	-34,485	-71,093	-6,612	-6,586
3.06.01	Financial income	8,292	14,721	11,820	35,677
3.06.02	Financial expenses	-42,777	-85,814	-18,432	-42,263
3.07	Income before income taxes	-170,459	-327,576	-49,289	-105,081
3.08	Income and social contribution taxes	-	-	2,228	-
3.08.01	Current	-	-	2,228	-
3.09	Income (loss) from continuing operation	-170,459	-327,576	-47,061	-105,081
3.10	Income (loss) from descontinuing operation	-9,545	98,175	8,622	13,416
3.10.01	Net income (loss) from discontinued operations	-9,545	98,175	8,622	13,416
3.11	Income (loss) for the period	-180,004	-229,401	-38,439	-91,665
3.99	Earnings per Share – (Reais / Share)	-	-	-	-
3.99.01	Basic Earnings per Share	-	-	-	-
3.99.01.01	ON	-6.70490	-8.54490	-1.42000	-3.38630
3.99.02	Diluted Earnings per Share	-	-	-	-
3.99.02.01	ON	-6.70490	-8.54490	-1.42000	-3.38630

INDIVIDUAL FINANCIAL STATEMENTS - COMPREHENSIVE INCOME (LOSS) - (in thousands of Brazilian Reais)
CODE	DESCRIPTION	ACTUAL QUARTER 04/01/2017 to 06/30/2017	YEAR TO DATE 01/01/2017 to 06/30/2017	SAME QUARTER FROM PREVIOUS YEAR 04/01/2016 to 06/30/2016	YEAR TO DATE FROM PREVIOUS YEAR 01/01/2016 to 06/30/2016
4.01	Income (loss) for the period	-180,004	-229,401	-38,439	-91,665
4.03	Comprehensive income (loss) for the period	-180,004	-229,401	-38,439	-91,665

INDIVIDUAL FINANCIAL STATEMENTS - CASH FLOWS - INDIRECT METHOD (in thousands of Brazilian Reais)
CODE	DESCRIPTION	YEAR TO DATE 01/01/2017 to 06/30/2017	YEAR TO DATE FROM PREVIOUS YEAR 01/01/2016 to 06/30/2016
6.01	Net cash from operating activities	69,718	12,245
6.01.01	Cash generated in the operations	-127,224	-35,597
6.01.01.01	Income (loss) before income and social contribution taxes	-327,576	-105,082
6.01.01.02	Income from equity method investments	101,395	-5,507
6.01.01.03	Stock options expenses	1,703	3,189
6.01.01.04	Unrealized interest and finance charges, net	32,441	41,752
6.01.01.05	Financial instruments	-646	-12,216
6.01.01.06	Depreciation and amortization	17,168	14,100
6.01.01.07	Provision for legal claims	46,691	30,405
6.01.01.08	Provision for profit sharing	8,357	6,250
6.01.01.09	Warranty provision	-3,315	-7,872
6.01.01.10	Write-off of property and equipment, net	-	99
6.01.01.11	Allowance for doubtful accounts	7,699	5,598
6.01.01.12	Write-down to net realizable value of properties for sale	-11,141	-6,302
6.01.01.14	Provision for penalties due to delay in construction works	-	-11
6.01.02	Variation in assets and liabilities	196,942	47,842
6.01.02.01	Trade accounts receivable	120,624	84,856
6.01.02.02	Properties for sale	109,983	-41,596
6.01.02.03	Other accounts receivable	364	-17,744
6.01.02.04	Prepaid expenses	-3,135	703
6.01.02.05	Obligations for purchase of properties and adv. from customers	-14,101	-47,658
6.01.02.06	Taxes and contributions	-1,511	-4,384
6.01.02.07	Suppliers	5,155	4,002
6.01.02.08	Salaries and payable charges	723	-12,154
6.01.02.09	Transactions with related parties	8,279	111,779
6.01.02.10	Other obligations	-29,439	-29,962
6.02	Net cash from investing activities	215,950	102,214
6.02.01	Purchase of property and equipment and intangible assets	-8,966	-12,309
6.02.02	Increase in investments	441	-16,997
6.02.03	Redemption of short-term investments	589,679	581,255
6.02.04	Purchase of short-term investments	-575,169	-449,735
6.02.05	Receipt preemptive right processes	219,510	-
6.02.06	Transaction cost	-9,545	-
6.03	Net cash from financing activities	-292,074	-139,337
6.03.02	Increase in loans, financing and debentures	151,888	205,790
6.03.03	Payment of loans, financing and debentures	-470,786	-378,622
6.03.04	Repurchase of treasury shares	-	-8,195
6.03.06	Loan transactions with related parties	6,268	9,448
6.03.07	Obligation with investors	-1,140	-2,433
6.03.08	Disposal of treasury shares	317	5
6.03.10	Assignment of receivables	21,379	34,670
6.05	Net increase (decrease) of cash and cash equivalents	-6,406	-24,878
6.05.01	Cash and cash equivalents at the beginning of the period	19,811	44,044
6.05.02	Cash and cash equivalents at the end of the period	13,405	19,166

INDIVIDUAL STATEMENT OF CHANGES IN EQUITY FROM 01/01/2017 TO 06/30/2017 (in thousands of Brazilian reais)
CODE	DESCRIPTION	Capital	Capital reserves, stock options and treasury shares	Profit reserves	Retained earnings	Other comprehensive income	Total Equity
5.01	Opening balance	2,740,662	49,424	-	-861,761	-	1,928,325
5.03	Opening adjusted balance	2,740,662	49,424	-	-861,761	-	1,928,325
5.04	Capital transactions with shareholders	-219,510	2,653	-	-107,720	-	-324,577
5.04.03	Stock option plan	-	2,336	-	-	-	2,336
5.04.04	Treasury shares acquired	-	317	-	-	-	317
5.04.08	Capital reduction	-219,510	-	-	-107,720	-	-327,230
5.05	Total of comprehensive income (loss)	-	-	-	-229,401	-	-229,401
5.05.01	Net income (loss) for the period	-	-	-	-229,401	-	-229,401
5.07	Closing balance	2,521,152	52,077	-	-1,198,882	-	1,374,347

INDIVIDUAL STATEMENT OF CHANGES IN EQUITY FROM 04/01/2016 TO 06/30/2016 (in thousands of Brazilian reais)
CODE	DESCRIPTION	Capital	Capital reserves, stock options and treasury shares	Profit reserves	Retained earnings	Other comprehensive income	Total Equity
5.01	Opening balance	2,740,662	50,854	303,975	-	-	3,095,491
5.03	Opening adjusted balance	2,740,662	50,854	303,975	-	-	3,095,491
5.04	Capital transactions with shareholders	-	-4,526	-1,225	-	-	-5,751
5.04.03	Stock option plan	-	2,694	-	-	-	2,694
5.04.04	Treasury shares acquired	-	-8,450	-	-	-	-8,450
5.04.05	Treasury shares sold	-	1,230	-1,225	-	-	5
5.05	Total of comprehensive income (loss)	-	-	-	-91,665	-	-91,665
5.05.01	Net income (loss) for the period	-	-	-	-91,665	-	-91,665
5.07	Closing balance	2,740,662	46,328	302,750	-91,665	-	2,998,075

INDIVIDUAL STATEMENT OF VALUE ADDED (in thousands of Brazilian Reais)
CODE	DESCRIPTION	YEAR TO DATE 01/01/2017 to 06/30/2017	YEAR TO DATE FROM PREVIOUS YEAR 01/01/2016 to 06/30/2016
7.01	Revenues	234,721	311,851
7.01.01	Real estate development, sales and services	242,420	317,449
7.01.04	Allowance for doubtful accounts	-7,699	-5,598
7.02	Inputs acquired from third parties	-154,906	-238,707
7.02.01	Cost of Sales and/or Services	-188,751	-208,028
7.02.02	Materials, energy, outsourced labor and other	-64,330	-44,095
7.02.04	Others	98,175	13,416
7.02.04.01	Result from descontinuing operation	98,175	13,416
7.03	Gross value added	79,815	73,144
7.04	Retentions	-17,168	-14,100
7.04.01	Depreciation and amortization	-17,168	-14,100
7.05	Net value added produced by the Company	62,647	59,044
7.06	Added value received on transfer	-86,674	41,184
7.06.01	Income from equity method investments	-101,395	5,507
7.06.02	Financial income	14,721	35,677
7.07	Value added total to be distributed	-24,027	100,228
7.08	Value added distribution	-24,027	100,228
7.08.01	Personnel and payroll charges	45,617	52,935
7.08.01.01	Direct remuneration	45,617	52,935
7.08.02	Taxes and contributions	28,446	35,406
7.08.02.01	Federal	28,446	35,406
7.08.03	Compensation – Interest	131,311	103,552
7.08.03.01	Interest	129,494	99,153
7.08.03.02	Rent	1,817	4,399
7.08.04	Compensation – Company capital	-229,401	-91,665
7.08.04.03	Net income (Retained losses)	-229,401	-91,665

CONSOLIDATED FINANCIAL STATEMENTS - BALANCE SHEET - ASSETS (in thousands of Brazilian Reais)
CODE	DESCRIPTION	ACTUAL QUARTER 06/30/2017	PRIOR YEAR 12/31/2016
1	Total Assets	3,691,059	5,210,089
1.01	Current Assets	1,928,781	3,400,200
1.01.01	Cash and cash equivalents	37,979	29,534
1.01.01.01	Cash and banks	37,979	29,534
1.01.02	Short-term investments	176,594	223,646
1.01.02.01	Fair value of short-term investments	176,594	223,646
1.01.02.01.02	Short-term investments avaliable for sale	176,594	223,646
1.01.03	Accounts receivable	602,295	722,640
1.01.03.01	Trade accounts receivable	602,295	722,640
1.01.03.01.01	Receivables from clients of developments	585,752	701,906
1.01.03.01.02	Receivables from clients of construction and services rendered	16,543	20,734
1.01.04	Inventories	996,928	1,122,724
1.01.07	Prepaid expenses	5,903	2,548
1.01.07.01	Prepaid expenses and others	5,903	2,548
1.01.08	Other current assets	109,082	1,299,108
1.01.08.01	Non current assets for sale	3,270	3,306
1.01.08.02	Assets from discontinued operations	-	1,189,011
1.01.08.02.01	Disposal group held for sale	-	1,189,011
1.01.08.03	Others	105,812	106,791
1.01.08.03.01	Other accounts receivable and others	43,030	49,336
1.01.08.03.02	Receivables from related parties	62,686	57,455
1.01.08.03.03	Derivative financial instruments	96	-
1.02	Non current assets	1,762,278	1,809,889
1.02.01	Non current assets	985,555	957,773
1.02.01.03	Accounts receivable	208,230	271,322
1.02.01.03.01	Receivables from clients of developments	208,230	271,322
1.02.01.04	Inventories	582,445	592,975
1.02.01.09	Others non current assets	194,880	93,476
1.02.01.09.03	Other assets	174,948	58,917
1.02.01.09.04	Receivables from related parties	19,815	25,529
1.02.01.09.05	Derivative financial instruments	117	9,030
1.02.02	Investments	731,405	799,911
1.02.02.01	Interest in associates and affiliates	731,405	799,911
1.02.03	Property and equipment	23,624	23,977
1.02.03.01	Operation property and equipment	23,624	23,977
1.02.04	Intangible assets	21,694	28,228
1.02.04.01	Intangible assets	21,694	28,228

CONSOLIDATED FINANCIAL STATEMENTS - BALANCE SHEET - LIABILITIES AND EQUITY (in thousands of Brazilian Reais)
CODE	DESCRIPTION	ACTUAL QUARTER 06/30/2017	PRIOR YEAR 12/31/2016
2	Total Liabilities	3,691,059	5,210,089
2.01	Current liabilities	1,480,056	2,275,550
2.01.01	Social and labor obligations	39,051	28,880
2.01.01.02	Labor obligations	39,051	28,880
2.01.01.02.01	Salaries, payroll charges and profit sharing	39,051	28,880
2.01.02	Suppliers	73,249	79,120
2.01.03	Tax obligations	46,343	51,842
2.01.03.01	Federal tax obligations	46,343	51,842
2.01.04	Loans and financing	828,442	983,934
2.01.04.01	Loans and financing	654,200	669,795
2.01.04.01.01	In Local Currency	654,200	669,795
2.01.04.02	Debentures	174,242	314,139
2.01.05	Other obligations	405,026	400,908
2.01.05.01	Payables to related parties	90,375	85,611
2.01.05.02	Others	314,651	315,297
2.01.05.02.04	Obligations for purchase of properties and advances from customers	194,787	205,388
2.01.05.02.06	Other payables	83,173	69,921
2.01.05.02.07	Obligations assumed on the assignment of receivables	36,691	34,698
2.01.05.02.08	Derivative financial instruments	-	5,290
2.01.06	Provisions	87,945	79,054
2.01.06.01	Tax, labor and civel lawsuits	87,945	79,054
2.01.06.01.01	Tax lawsuits	975	1,369
2.01.06.01.02	Labor lawsuits	20,894	23,818
2.01.06.01.04	Civel lawsuits	66,076	53,867
2.01.07	Liabilities related to assets from discontinued operations	-	651,812
2.01.07.01	Liabilities on Non-current Assets for Sale	-	651,812
2.01.07.01.01	Liabilities held for sale	-	651,812
2.02	Non current liabilities	832,579	1,004,086
2.02.01	Loans and financing	498,534	653,634
2.02.01.01	Loans and financing	391,069	516,505
2.02.01.01.01	Loans and financing in local currency	391,069	516,505
2.02.01.02	Debentures	107,465	137,129
2.02.02	Other obligations	152,125	166,143
2.02.02.02	Others	152,125	166,143
2.02.02.02.03	Obligations for purchase of properties and advances from customers	71,149	90,309
2.02.02.02.04	Other payables	14,420	11,502
2.02.02.02.06	Obligations assumed on the assignment of receivables	66,556	64,332
2.02.03	Deferred taxes	100,405	100,405
2.02.03.01	Deferred income tax and social contribution	100,405	100,405
2.02.04	Provisions	81,515	83,904
2.02.04.01	Tax, labor and civel lawsuits	81,515	83,904
2.02.04.01.01	Tax lawsuits	2,227	1,755
2.02.04.01.02	Labor lawsuits	39,249	37,837
2.02.04.01.04	Civel lawsuits	40,039	44,312
2.03	Equity	1,378,424	1,930,453
2.03.01	Capital	2,521,152	2,740,662
2.03.01.01	Capital	2,521,152	2,740,662
2.03.02	Capital Reserves	52,077	49,424
2.03.02.04	Granted options	155,501	153,165
2.03.02.05	Treasury shares	-30,172	-32,524
2.03.02.07	Reserve for expenditures with public offering	-71,217	-71,217
2.03.02.08	Result of transfers in treasury shares	-2,035	-
2.03.05	Retained earnings/accumulated losses	-1,198,882	-861,761
2.03.09	Non-controlling interest	4,077	2,128

CONSOLIDATED FINANCIAL STATEMENTS - INCOME (in thousands of Brazilian Reais)
CODE	DESCRIPTION	ACTUAL QUARTER 04/01/2017 to 06/30/2017	YEAR TO DATE 01/01/2017 to 06/30/2017	SAME QUARTER FROM PREVIOUS YEAR 04/01/2016 to 06/30/2016	YEAR TO DATE FROM PREVIOUS YEAR 01/01/2016 to 06/30/2016
3.01	Gross Sales and/or Services	147,253	283,792	212,628	383,610
3.01.01	Revenue from real estate development	159,357	306,878	228,838	411,704
3.01.03	Taxes on real estate sales and services	-12,104	-23,086	-16,210	-28,094
3.02	Cost of sales and/or services	-161,656	-315,362	-186,544	-354,070
3.02.01	Cost of real estate development	-161,656	-315,362	-186,544	-354,070
3.03	Gross profit	-14,403	-31,570	26,084	29,540
3.04	Operating expenses/income	-121,817	-231,811	-71,730	-126,368
3.04.01	Selling expenses	-21,184	-40,240	-20,245	-36,991
3.04.02	General and administrative expenses	-19,738	-47,107	-19,524	-46,525
3.04.05	Other operating expenses	-40,444	-68,854	-24,601	-48,686
3.04.05.01	Depreciation and amortization	-8,875	-17,583	-5,644	-15,152
3.04.05.02	Other operating expenses	-31,569	-51,271	-18,957	-33,534
3.04.06	Income from equity method investments	-40,451	-75,610	-7,360	5,834
3.05	Income (loss) before financial results and income taxes	-136,220	-263,381	-45,646	-96,828
3.06	Financial	-33,390	-61,950	-3,079	-4,187
3.06.01	Financial income	9,206	17,076	24,392	41,014
3.06.02	Financial expenses	-42,596	-79,026	-27,471	-45,201
3.07	Income before income taxes	-169,610	-325,331	-48,725	-101,015
3.08	Income and social contribution taxes	-949	-2,295	422	-5,569
3.08.01	Current	-949	-2,295	422	-6,532
3.08.02	Deferred	-	-	-	963
3.09	Income (loss) from continuing operation	-170,559	-327,626	-48,303	-106,584
3.10	Income (loss) from descontinuing operation	-9,545	98,175	10,442	16,372
3.10.01	Net income (loss) from discontinued operations	-9,545	98,175	10,442	16,372
3.11	Income (loss) for the period	-180,104	-229,451	-37,861	-90,212
3.11.01	Income (loss) attributable to the Company	-180,004	-229,401	-38,439	-91,665
3.11.02	Net income attributable to non-controlling interests	-100	-50	578	1,453
3.99	Earnings per Share – (Reais / Share)	-	-
3.99.01	Basic Earnings per Share	-	-
3.99.01.01	ON	-6.70490	-8.54490	-1.42000	-3.38630
3.99.02	Diluted Earnings per Share	-	-
3.99.02.01	ON	-6.70490	-8.54490	-1.42000	-3.38630

CONSOLIDATED FINANCIAL STATEMENTS - COMPREHENSIVE INCOME (LOSS) - (in thousands of Brazilian Reais)

CODE	DESCRIPTION	ACTUAL QUARTER 04/01/2017 to 06/30/2017	YEAR TO DATE 01/01/2017 to 06/30/2017	SAME QUARTER FROM PREVIOUS YEAR 04/01/2016 to 06/30/2016	YEAR TO DATE FROM PREVIOUS YEAR 01/01/2016 to 06/30/2016
4.01	Consolidated Income (loss) for the period	-180,104	-229,451	-37,861	-90,212
4.03	Consolidated comprehensive income (loss) for the period	-180,104	-229,451	-37,861	-90,212
4.03.01	Income (loss) attributable to the Company	-180,004	-229,401	-38,439	-91,665
4.03.02	Net income attributable to the noncontrolling interests	-100	-50	578	1,453

CONSOLIDATED FINANCIAL STATEMENTS - CASH FLOWS - INDIRECT METHOD (in thousands of Brazilian Reais)
CODE	DESCRIPTION	YEAR TO DATE 01/01/2017 to 06/30/2017	YEAR TO DATE FROM PREVIOUS YEAR 01/01/2016 to 06/30/2016
6.01	Net cash from operating activities	140,108	26,897
6.01.01	Cash generated in the operations	-139,969	-7,410
6.01.01.01	Income (loss) before income and social contribution taxes	-325,331	-76,598
6.01.01.02	Stock options expenses	1,703	3,189
6.01.01.03	Unrealized interest and finance charges, net	42,735	38,788
6.01.01.04	Depreciation and amortization	17,583	15,152
6.01.01.05	Write-off of property and equipment, net	-	1,182
6.01.01.06	Provision for legal claims	46,777	31,264
6.01.01.07	Warranty provision	-3,315	-7,872
6.01.01.08	Provision for profit sharing	8,357	6,250
6.01.01.09	Allowance for doubtful accounts	7,699	5,598
6.01.01.10	Write-down to net realizable of properties for sale	-11,141	-6,302
6.01.01.11	Provision for penalties due to delay in construction works	-	-11
6.01.01.12	Financial instruments	-646	-12,216
6.01.01.13	Income from equity methods investments	75,610	-5,834
6.01.02	Variation in assets and liabilities	228,118	-19,762
6.01.02.01	Trade accounts receivable	158,442	146,201
6.01.02.02	Properties for sale	147,467	-69,396
6.01.02.03	Other accounts receivable	401	2,408
6.01.02.04	Transactions with related parties	-9,703	25,825
6.01.02.05	Prepaid expenses	-3,355	599
6.01.02.06	Suppliers	-419	-764
6.01.02.07	Obligations for purchase of properties and adv. from customers	-29,761	-59,942
6.01.02.08	Taxes and contributions	-5,499	-9,191
6.01.02.09	Salaries and payable charges	1,814	-12,000
6.01.02.10	Other obligations	-28,974	-37,933
6.01.02.11	Income tax and social contribution paid	-2,295	-5,569
6.01.03	Others	51,959	54,069
6.01.03.01	Net cash from operating activities related to disposal group held for sale	51,959	54,069
6.02	Net cash from investing activities	295,425	132,753
6.02.01	Purchase of property and equipment and intangible assets	-10,696	-14,369
6.02.02	Redemption of short-term investments	687,475	849,852
6.02.03	Purchase of short-term investments	-640,423	-695,962
6.02.04	Investments	-	-12,639
6.02.06	Increase in investments	441	-
6.02.07	Receipt exercise right of first refusal	219,510	-
6.02.08	Transaction cost	-9,545	-
6.02.09	Net cash from investing activities related to disposal group held for sale	48,663	5,871
6.03	Net cash from financing activities	-302,377	-84,553
6.03.02	Increase in loans, financing and debentures	186,282	308,882
6.03.03	Payment of loans and financing	-539,609	-444,519
6.03.06	Payables to venture partners	-1,237	-2,520
6.03.07	Loan transactions with related parties	6,268	9,448
6.03.08	Repurchase of treasury shares	-	-8,195
6.03.09	Disposal of treasury shares	317	5
6.03.11	Assignment of receivables	21,513	41,809
6.03.12	Net cash from financing activities related to disposal group held for sale	24,089	10,537
6.04	Foreign Exchange Gains and Losses on Cash and Cash Equivalents	-124,711	-
6.05	Net increase (decrease) of cash and cash equivalents	8,445	75,097
6.05.01	Cash and cash equivalents at the beginning of the period	29,534	82,640
6.05.02	Cash and cash equivalents at the end of the period	37,979	157,737

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FROM 01/01/2017 TO 06/30/2017 (in thousands of Brazilian reais)
CODE	DESCRIPTION	Capital	Capital reserves, stock options and treasury shares	Profit reserves	Retained earnings	Other comprehensive income	Total Shareholders equity	Non Controlling interest	Total equity Consolidated
5.01	Opening balance	2,740,662	49,424	-	-861,761	-	1,928,325	2,128	1,930,453
5.03	Opening adjusted balance	2,740,662	49,424	-	-861,761	-	1,928,325	2,128	1,930,453
5.04	Capital transactions with shareholders	-219,510	2,653	-	-107,720	-	-324,577	1,999	-322,578
5.04.03	Stock option plan	-	2,336	-	-	-	2,336	-	2,336
5.04.05	Treasury shares sold	-	317	-	-	-	317	-	317
5.04.08	Capital reduction	-219,510	-	-	-107,720	-	-327,230	-	-327,230
5.04.10	Low discontinued operation	-	-	-	-	-	-	1,999	1,999
5.05	Total of comprehensive income (loss)	-	-	-	-229,401	-	-229,401	-50	-229,451
5.05.01	Net income (loss) for the period	-	-	-	-229,401	-	-229,401	-50	-229,451
5.07	Closing balance	2,521,152	52,077	-	-1,198,882	-	1,374,347	4,077	1,378,424

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FROM 01/01/2016 TO 06/30/2016 (in thousands of Brazilian reais)
CODE	DESCRIPTION	Capital	Capital reserves, stock options and treasury shares	Profit reserves	Retained earnings	Other comprehensive income	Total Shareholders equity	Non Controlling interest	Total equity Consolidated
5.01	Opening balance	2,740,662	50,854	303,975	-	-	3,095,491	1,745	3,097,236
5.03	Opening adjusted balance	2,740,662	50,854	303,975	-	-	3,095,491	1,745	3,097,236
5.04	Capital transactions with shareholders	-	-4,526	-1,225	-	-	-5,751	17	-5,734
5.04.03	Stock option plan	-	2,694	-	-	-	2,694	-	2,694
5.04.04	Treasury shares acquired	-	-8,450	-	-	-	-8,450	-	-8,450
5.04.05	Treasury shares sold	-	1,230	-1,225	-	-	5	-	5
5.04.09	Acquisition of non controlling interests	-	-	-	-	-	-	17	17
5.05	Total of comprehensive income (loss)	-	-	-	-91,665	-	-91,665	1,453	-90,212
5.05.01	Net income (loss) for the period	-	-	-	-91,665	-	-91,665	1,453	-90,212
5.07	Closing balance	2,740,662	46,328	302,750	-91,665	-	2,998,075	3,215	3,001,290

OCONSOLIDATED STATEMENT OF VALUE ADDED (in thousands of Brazilian Reais)
CODE	DESCRIPTION	YEAR TO DATE 01/01/2017 to 06/30/2017	YEAR TO DATE FROM PREVIOUS YEAR 01/01/2016 to 06/30/2016
7.01	Revenues	306,878	411,704
7.01.01	Real estate development, sales and services	314,577	417,302
7.01.04	Allowance for doubtful accounts	-7,699	-5,598
7.02	Inputs acquired from third parties	-227,987	-313,520
7.02.01	Cost of Sales and/or Services	-250,562	-282,305
7.02.02	Materials, energy, outsourced labor and other	-75,600	-47,587
7.02.04	Others	98,175	16,372
7.02.04.01	Result from descontinuing operation	98,175	16,372
7.03	Gross value added	78,891	98,184
7.04	Retentions	-17,583	-15,152
7.04.01	Depreciation and amortization	-17,583	-15,152
7.05	Net value added produced by the Company	61,308	83,032
7.06	Value added received on transfer	-58,534	46,848
7.06.01	Income from equity method investments	-75,610	5,834
7.06.02	Financial income	17,076	41,014
7.07	Total value added to be distributed	2,774	129,880
7.08	Value added distribution	2,774	129,880
7.08.01	Personnel and payroll charges	51,009	56,101
7.08.01.01	Direct remuneration	51,009	56,101
7.08.02	Taxes and contributions	34,525	44,081
7.08.02.01	Federal	34,525	44,081
7.08.03	Compensation – Interest	146,641	121,363
7.08.03.01	Interest	143,826	116,964
7.08.03.02	Rent	2,815	4,399
7.08.04	Compensation – Company capital	-229,401	-91,665
7.08.04.03	Net income (Retained losses)	-229,401	-91,665

FOR IMMEDIATE RELEASE - São Paulo, August 10, 2017 – Gafisa S.A. (B3: GFSA3; NYSE: GFA), one of Brazil’s leading homebuilders, today reports its financial results for the second quarter ended June 30, 2017.

GAFISA  REPORTS RESULTS FOR
2Q17

MANAGEMENT COMMENTS AND HIGHLIGHTS

During second quarter, we continued to execute our strategy of prioritizing the sale of inventory units, optimizing our cost structure and maximizing cash generation. In the coming quarters, Gafisa’s financial results will benefit from the increased contribution of higher-margin projects launched in 2015 and 2016 to the Company’s revenues. Recent interest rate cuts should also stimulate growth in the real estate sector, but we remain cautious and conservative about the timing of a market upturn.

Net pre-sales came to R$127.1 million in 2Q17, in line with R$129.5 million recorded in 2Q16. In 1H17, net pre-sales totaled R$244.5 million. In keeping with the prioritization of inventory sales, in 2Q17, 56% of net sales related to products launched prior to year-end 2014, enabling an improved inventory position. Consolidated inventory at market value totaled R$1.5 billion, down 10% q-o-q and 23% y-o-y.

Reflecting our improved sales model, SoS increased 10 percentage points to 36.8% for the last 12-month period, versus 26.5% in the previous year, despite the absence of new projects. Importantly, 2Q17 SoS was the highest level in 16 quarters, and has registered sequential increases since 3Q16.

Dissolutions were concentrated in projects launched up until 2013. These projects had higher work evolution, and accordingly, impacted revenue recognition and margin composition. The volume of dissolutions continues to decrease q-o-q (-4%) and y-o-y (-15%), due to a combination of improved market conditions, lower volume of deliveries and the absence of commercial project deliveries. During prior quarters, commercial units accounted for an important portion of dissolutions. It is worth noting that 54,6% of our inventory is comprised of commercial projects. With the delivery of the last commercial project in 3Q16, we expect to experience a continued downward trend in dissolutions over the next periods. In 2Q17, 4 projects were delivered comprising 1,389 units, or R$479.9 million in PSV. In 1H17, PSV delivered totaled R$744.9 million.

A steady volume of transfers and conservative cash management strategy supported our focus on cash generation in the quarter. Transfers in 2Q17 increased by 35.5% y-o-y, reaching R$342.5 million. As a result, operating cash generation totaled R$101.5 million in 2Q17, with a positive net generation of R$20.5 million. In 1H17, operating cash generation totaled R$197.1 million and net generation reached R$53.7 million.

Gafisa’s revenues remain impacted by a higher volume of dissolutions relating to legacy projects. In addition, the concentration of net sales in more recent projects and slower work evolution impacted the Company’s results. Net revenue came to R$147.3 million in 2Q17, up 8% q-o-q, but 31% lower than 2Q16. In 1H17, net revenue totaled R$283.8 million.

Consistent with our plan to right-size the Company and the scale of our current operations, we have been successful in decreasing expenses over the last periods. Alongside reducing expenses throughout the Company, we have implemented a more streamlined administrative structure that reflects future objectives. In 2Q17, sales, general and administrative expenses decreased 12% on a sequential basis.

Our debt was another highlight this quarter, as we achieved a substantial 36% y-o-y decrease in gross debt and a 16% q-o-q reduction. We ended 2Q17 with net debt of R$1.1 billion, 18% lower than 1Q17 and down 24% from R$1.5 billion in 2Q16. The reduction in debt also benefited leverage. With the receipt of proceeds totaling R$219.5 million from the sale of Tenda, the Company’s Net Debt/ Shareholders’ Equity ratio declined to 80.7%.

Due to the factors mentioned above, Gafisa reported a net loss of R$134.6 million in 2Q17 versus a net loss of R$36.9 million in 2Q16, excluding Alphaville equity income and the effects of the Tenda transaction.

Finally, we believe we are very close to an inflection point in our financial performance, with a potential gradual recovery in the Company’s results over the coming quarters. As the contribution of legacy projects to results decreases, and in keeping with the consistent average volume of launches of approximately R$1.0 billion over the last four years, we will start to recognize the positive results of more recent projects, including improved SoS and higher margins.

Based on a streamlined business model, solid operating platform and strong brand recognition, Gafisa is well positioned to capture value with an upswing in the Brazilian real estate market. We are ready to resume launches in the second half of the year, primarily in São Paulo, and remain committed to criteria ensuring a suitable level of sales and profitability.

We will closely follow market trends in the second half of 2017, seeking to balance of placement of new products in the market, and remain focused on inventory sales and cash generation. We are confident that Gafisa is well positioned to capitalize on a potential recovery in economic activity over the next periods.

Sandro Gamba

CEO

2Q17 QUARTERLY INFORMATION

FINANCIAL RESULTS

▪       Operating cash generation totaled R$101.5 million in 2Q17, with net cash generation in the quarter of R$20.5 million. In 1H17, operating cash generation totaled R$197.1 million with net cash generation of R$53.7 million.

▪        Gafisa’s 2Q17 net revenue recognized by the “PoC” method was R$147.3 million, a decrease of 31% year-on-year and up 8% from 1Q17. In 1H17, net revenue totaled R$283.8 million.

▪        Adjusted gross profit for 2Q17 was R$12.4 million, compared to R$20.8 million in 1Q17 and R$65.3 million recorded in the past year, ending the 1H17 at R$33.2 million. Based on the same criteria, adjusted gross margin reached 8.4% compared to 15.2% in 1Q17, and 30.7% in 2Q16. In 1H17, adjusted gross margin reached 11.7%.

▪        Adjusted EBITDA was negative R$65.0 million in 2Q17, down from negative EBITDA of R$47.3 million in 1Q17 and down from EBITDA of R$ 12.5 million in 2Q16.

▪        Net income, excluding Alphaville equity income and the effects of Tenda operation, was negative at R$134.6 million in 2Q17 compared to a net loss of R$126.0 million in 1Q17 and R$36.9 million in 2Q16. In 1H17, net loss totaled R$260.6 million.

OPERATIONAL RESULTS

▪  Consolidated sales over supply (SoS) reached 7.9% in 2Q17, compared to 6.7% in 1Q17 and 6.3% in 2Q16. On a trailing 12-month basis, Gafisa’s SoS was 36.8%.

▪  Consolidated inventory at market value decreased 9.7% q-o-q to R$1.5 billion.

▪  Net pre-sales totaled R$127.1 million in 2Q17, 1.8% lower than R$129.5 million recorded in 2Q16.In 1H17 net pre-sales totaled R$244.5 million.

▪  Throughout the second quarter, the Company delivered 4 projects/phases, totaling 1,389 units accounting for R$479.9 million in PSV. In 1H17, PSV delivered was R$744.9 million.

RECENT EVENTS

CONCLUSION OF THE SEPARATION OF THE GAFISA AND TENDA UNITS

As previously informed, with the delivery of Tenda´s shares on May 4th, Gafisa received R$ 219.5 million and concluded the separation process of Gafisa and Tenda business units. It is worth mentioning, to complement the above values, that Gafisa still has R$ 100.0 million (SELIC corrected) to receive, which should be accounted in the next two years, according to the contract established.

OPERATING RESULTS

Launches and Pre-Sales

Gafisa maintained its operations in 2Q17 under the same bases of 1Q17, with dedication and concentration of efforts on the sale of inventory units. Accordingly, no new developments were started in the second quarter. Although several projects were approved and ready for launch, the Company chose to sustain a more conservative stance in view of current macroeconomic conditions.

Table 1. Gafisa Launches and Sales (R$ thousand)

	2Q17	1Q17	Q/Q (%)	2Q16	Y/Y (%)	1H17	1H16	Y/Y (%)
Launches	-	-	-	130,360	-	-	210,464	-100%
Net Pre-Sales	127,146	117,398	8.3%	129,519	-1.8%	244,544	196,361	24.5%
Sales over Supply (SoS)	7.9%	6,7%	120 bps	6.3%	160 bps	14,2%	9.3%	490 bps

Net Pre-Sales

Gross sales in the 2Q17 totaled R$240.8 million, with dissolutions reaching R$113.6 million, resulting in R$127.1 million of net pre-sales, down 8.1% compared to the prior year period. In 1H17, gross sales totaled R$476.4 million.

In 2Q17, the Company concentrated its efforts on the sale of existing units. As a result, approximately 55.7% of net sales in the period were related to projects launched prior to the end of 2014, resulting in an improvement in the segment's inventory profile. Dissolutions, in turn, were concentrated in projects launched prior to 2013, which had higher work evolution, and accordingly, a greater impact on revenue recognition and margin structure.

In the quarter, SoS reached 7.9%, compared to 6.3% in the year-ago period and 6.7% in 1Q17.

Sales over Supply (SoS)

The Company’s SoS for the last twelve months reached 36.8%, compared to 26.5% in 2Q16, as a result of the good sales performance in the second half of 2016 and sequential increase of inventory SoS. In the quarter, SoS was up again totaling 7.9%, compared to 6.3% in 2Q16 and 6.7% in 1Q17. SoS for the last 12 months continues to show consistent improvement, even without the benefit of launches over the last 6 months.

The macroeconomic uncertainty and economic recession observed since 2015 have directly impacted consumer confidence and, accordingly, the level of dissolutions. Given this backdrop, the reduction in the level of dissolutions has been incremental. As a result of this scenario, the volume of dissolutions in 2Q17 reached R$113.6 million. In 1H17, the level of dissolutions came to R$232.0 million, down 23.2% y-o-y.

Over the last three years, the Company has been working on initiatives to strengthen the credit review component of its sale process. In doing so, the Company intends to reduce the level of dissolutions throughout the construction and delivery cycle. A comprehensive credit review at the time of sale has generated a more efficient process of transferring Gafisa customers to financial institutions, even amid an unfavorable economic environment.

Inventory (Property for Sale)

Gafisa is maintaining its focus on inventory reduction initiatives. Projects launched prior to the end of 2015 represented 85.2%.

The market value of inventory decreased by 9.7% q-o-q and 22.9% y-o-y to R$1.5 billion, effect of sales results in the period, and price adjustments on some projects in inventory, in keeping with current market conditions.

Table 2 – Inventory at Market Value 1Q17 x 2Q17 (R$ 000)

	Inventories EoP 1Q17	Launches	Dissolutions	Gross Sales	Adjustments[1]	Inventories EoP 2Q17	Q/Q(%)
São Paulo	1,272,718	-	78,840	(195,111)	(6,660)	1,149,787	-9.7%
Rio de Janeiro	314,122	-	33,285	(38,667)	(28,343)	280,397	-10.7%
Other Markets	48,428	-	1,523	(7,017)	3,163	46,097	-4.8%
Total	1,635,268	-	113,648	(240,795)	(31,840)	1,476,281	-9.7%

¹ Adjustments reflect the updates related to the project scope, launch date and pricing update in the period.

Regarding Gafisa’s inventory, approximately 62% or R$910.1 million is concentrated in projects to be delivered after 2Q18 and will not significantly increase the segment’s inventory of finished units which totaled R$565.4 million in 2Q17, or 38.3% of total.

Commercial projects account for 54.6% which reflects not only the high volume of commercial projects delivered during the last 24 months, but also low liquidity on these projects at present.

Inventory from projects launched outside core markets, which is comprised exclusively of finished units, represented R$46.1 million or 3.1% of total inventory, a decrease of 9.9% when compared to R$51.2 million in 2Q16. The Company estimates that through the beginning of 2018, it will have monetized a large portion of its inventory in non-core markets, based on the strong sales observed in these markets over the past few quarters.

Table 3 – Inventory at Market Value- Work Status - POC (R$ 000)

	Not Initiated	Up to 30% built	30% a 70% built	More than 70% built	Finished Units	Total 2Q17
São Paulo	-	30,211	647,770	192,707	279,099	1,149,787
Rio de Janeiro	-	6,432	-	33,735	240,230	280,397
Other Markets	-	-	-	-	46,097	46,097
Total	-	36,643	647,770	226,442	565,426	1,476,281

1) Inventory at market value includes projects in partnership. This index is not comparable to the accounting inventory, due to the implementation of new accounting practices on account of CPCs 18, 19 and 36.

Inventory Delivery Schedule

Delivered Projects

In 2Q17, projects totaling 1,389 units were delivered, accounting for R$479.9 million in PSV. In 1H17, deliveries totaled 1,999 units and R$744.9 million in PSV. Currently, Gafisa has 18 projects under construction, all of which are on schedule according to the Company’s business plan.

Transfers

Over the past few years, the Company has been taking steps to improve the performance of its receivables/transfer process, in an attempt to achieve higher rates of return on invested capital. Currently, the Company’s strategy is to transfer 90% of eligible units in a 90-day period after the delivery of the project. In accordance with this policy, transfers totaled R$240.8 million in 2Q17. In 1H17, transfers went up 35.5% to R$342.5 million.

Table 4– Breakdown of Delivered Projects (R$000 and %)

	2Q17	1Q17	Q/Q (%)	2Q16	Y/Y (%)	6M17	6M16	Y/Y (%)
PSV Transferred ¹	240,783	101,744	136.7%	142,697	68.7%	342,527	252,720	35.5%
Delivered Projects	4	3	33.3%	4	0.0%	7	6	16.7%
Delivered Units	1,389	610	127.7%	1,241	11.9%	1,999	1,432	39.6%
Delivered PSV²	479,869	265,058	81.0%	412,307	16.4%	744,927	517,149	44.0%

1) PSV refers to potential sales value of the units transferred to financial institutions;

2) PSV = Potential sales value of delivered units.

Landbank

The Company’ landbank, with a PSV of R$4.8 billion, represents 38 potential projects/phases, and corresponds to nearly 9.4 thousand units, 63% of potential projects/phases are in São Paulo and 37% are in Rio de Janeiro. The largest portion of land acquired through swap agreements is in Rio de Janeiro, bringing the total percentage of land acquired through swaps to 60%.

Table 5 - Landbank (R$ 000)

	PSV (% Gafisa)	% Swap Total	% Swap Units	% Swap Financial	Potential Units (% Gafisa)	Potential Units (100%)
São Paulo	3,018,977	48.9%	48.9%	0.0%	6,811	7,482
Rio de Janeiro	1,778,752	72.4%	72.4%	0.0%	2,535	2,589
Total	4,797,729	60.0%	60.0%	0.0%	9,346	10,071

1) The swap percentage is measured compared to historical cost of land acquisition.

2) Potential units are net of swaps and refer to the Gafisa’s and/or its partners’ stake in the project.

Table 6 - Changes in the Landbank (1Q17 x 2Q17 - R$ 000)

	Initial Landbank	Land Acquisition	Launches	Dissolutions	Adjustments	Final Landbank
São Paulo	3,019,766	-	-	-	(789)	3,018,977
Rio de Janeiro	1,783,749	-	-	-	(4,998)	1,778,752
Total	4,803,515	-	-	-	(5,787)	4,797,729

In 2Q17, the Company did not acquire new landbank. The quarterly adjustments reflect updates related to project scope, expected launch date and other adjustments to landbank in the period.

FINANCIAL RESULTS

Revenue

2Q17 net revenues totaled R$147.3 million, up 8% q-o-q and down 31% y-o-y. In 1H17, net revenue totaled R$283.8 million. 2Q17 revenues were impacted by the mix of net sales, with a higher concentration of sales from the most recent launches, and consequently lower revenue recognition, as well as a higher provision for dissolutions, reducing gross revenue by R$9.0 million.

In the quarter, 99.4% of revenues derived from projects located in Rio de Janeiro and São Paulo. The table below provides additional details.

Table 7 – Revenue Recognition (R$ 000)

	2Q17				2Q16
Launches	Pre-Sales	% Sales	Revenue	% Revenue	Pre-Sales	% Sales	Revenue	% Revenue
2017	-	-	-	-	-	-	-	-
2016	14,999	12%	18,546	13%	35,867	28%	5,713	3%
2015	41,331	33%	57,085	39%	39,924	31%	38,020	18%
2014	28,351	22%	36,141	25%	33,996	26%	93,970	44%
≤ 2013	42,466	33%	35,482	24%	19,732	15%	74,925	35%
Total	127,147	100%	147,254	100%	129,519	100%	212,628	100%
SP + RJ	121,653	96%	146,430	99%	118,835	92%	212,543	100%
Other Markets	5,494	4%	824	1%	10,684	8%	85	-

Gross Profit & Margin

Gafisa's adjusted gross income in 2Q17 was R$12.4 million, down from R$20.8 million in 1Q17 and R$65.3 million in 2Q16, totaling R$33.3 million in 1H17. In this second quarter, the main impacts on gross income were: (i) lower revenues due to the sales mix; (ii) higher volume of dissolutions, as a result of the economic environment; (iii) higher level of provision for dissolutions, with a net effect of R$9.0 million on gross revenue.

Gross margin came negative at 9.8%, higher than negative gross margin of 12.6% in 1Q17. Excluding these financial impacts, adjusted gross margin was 8.4% in the quarter, versus 15.2% in 1Q17 and 30.7% in the previous year.

Details of Gafisa's gross margin breakdown in 2Q17 are presented below.

Table 8 – Gross Margin (R$ 000)

	2Q17	1Q17	Q/Q (%)	2Q16	Y/Y (%)	1H17	1H16	Y/Y%)
Net Revenue	147,253	136,539	8%	212,628	-31%	283,792	383,610	-26%
Gross Profit	(14,403)	(17,167)	-16%	26,084	-155%	(31,570)	29,540	-207%
Gross Margin	-9.8%	-12.6%	280 bps	12.3%	-2210 bps	-11.1%	7.7%	-1880 bps
(-) Financial Costs	26,824	37,975	-29%	39,241	-32%	64,800	71,764	-10%
Adjusted Gross Profit¹	12,421	20,808	-40%	65,325	-81%	33,230	101,304	-67%
Adjusted Gross Margin¹	8.4%	15.2%	-680 bps	30.7%	-2230 bps	11.7%	26.4%	-1470 bps

1) Adjusted by capitalized interests.

Selling, General and Administrative Expenses (SG&A)

SG&A expenses totaled R$40.9 million in 2Q17, down 12.0% q-o-q and up 3.0% y-o-y, mainly in line with inflation in the period. In 1H17, SG&A expenses totaled R$87.3 million.

Selling expenses increased 11.0% q-o-q and 5.0% y-o-y, due to higher sales in the period and current market conditions requiring higher sales and marketing investments.

G&A expenses totaled R$19.7 million in 2Q17, down 28.0% q-o-q and came in line with 2Q16.

It should be noted that over the last two quarters the Company has made an effort to adapt its personnel structure to the current market environment. Due to related severance costs, the full benefit of this adjustment could be partially seen in 2Q17.

The rightsizing of the SG&A structure reflects the Company's commitment to improved operational efficiency, allowing for an appropriate level of costs and expenses. The Company will continue to strive to maintain an efficient cost structure, and expects the recent redesign of its operational structure to better reflect the new cycle of market development.

Table 9 – SG&A Expenses (R$ 000)

	2Q17	1Q17	Q/Q (%)	2Q16	Y/Y (%)	1H17	1H16	Y/Y(%)
Selling Expenses	(21,184)	(19,056)	11%	(20,245)	5%	(40,240)	(36,991)	9%
G&A Expenses	(19,738)	(27,369)	-28%	(19,524)	1%	(47,107)	(46,526)	1%
Total SG&A Expenses	(40,922)	(46,425)	-12%	(39,769)	3%	(87,347)	(83,516)	5%
Launches	-	-	-	(130,360)	-	-	210,464	-
Net Pre-sales	127,146	117,398	8%	129,519	-2%	244,544	196,361	25%
Net Revenue	147,253	136,539	8%	212,628	-31%	283,792	383,610	-26%

Other Operating Revenues/Expenses reached R$31.5 million in 2Q17, compared with R$19.7 million in the previous quarter.

In 2Q17, such increase was due to early conclusion of an arbitration proceeding, with negative net effect of R$18.2 million. If exclude this non-recurring process, this line was down 32.0% compared to 1Q17 and 29.3% y-o-y, keeping its tendency of a gradual reduction.

The Company continues to be proactive in mitigating risks associated with potential contingencies. As a result, the Gafisa segment continues to concentrate its operations only in the metropolitan regions of São Paulo and Rio de Janeiro. This strategic geographic positioning, combined with improved internal processes, is expected to result in fewer future legal claims and a subsequent decrease in the amount of expenses related to contingencies in the following years.

The table below contains more details on the breakdown of this expense.

Table 10 – Other Operating Revenues/Expenses (R$ 000)

	2Q17	1Q17	Q/Q (%)	2Q16	Y/Y (%)	1H17	1H16	Y/Y(%)
Litigation Expenses	(30,041)	(16,736)	79%	(15,461)	94%	(46,777)	(31,265)	50%
Other	(1,528)	(2,966)	-48%	(3,496)	-56%	(4,494)	(2,269)	98%
Total	(31,569)	(19,702)	60%	(18,957)	67%	(51,271)	(33,534)	53%

Adjusted EBITDA

Adjusted EBITDA was negative R$65.1 million in the quarter, compared with negative EBITDA of R$47.3 million in 1Q17 and lower than positive EBITDA of R$12.5 million in 2Q16.

Adjusted EBITDA in 2Q17 was mainly impacted by the following factors: (i) lower level of revenue due to the sales mix; (ii) lower gross income in the quarter, as a result of the current market environment; and (iii) higher Other Operating Expenses.

It is worth noting that Gafisa's adjusted EBITDA does not consider the impact of the income from discontinued operations (Tenda) and the effect of Alphaville's equity income.

Table 11 -  Adjusted EBITDA (R$ 000)

	2Q17	1Q17	Q/Q (%)	2Q16	Y/Y (%)	1H17	1H16	Y/Y(%)
Net Income	(180,004)	(49,977)	260%	(38,439)	368%	(229,401)	(91,665)	150%
Discontinued Operation Result ¹	(9,545)	107,720	-109%	10,443	-191%	98,175	16,372	500%
Adjusted Net Income¹	(170,459)	(157,117)	369%	(48,882)	249%	(327,576)	(108,037)	203%
(+) Financial Results	33,390	28,560	17%	3,079	984%	61,950	4,187	1380%
(+) Income Taxes	949	1,346	-29%	(421)	-325%	2,295	5,569	-59%
(+) Depreciation & Amortization	8,875	8,708	2%	5,644	57%	17,583	15,152	16%
(+) Capitalized interests	26,824	37,975	-29%	39,241	-32%	64,800	71,764	-10%
(+) Expense w Stock Option Plan	(424)	2,128	-120%	1,300	-133%	1,703	3,191	-47%
(+) Minority Shareholders	(100)	50	-300%	578	-117%	(50)	1,453	-103%
(-) AUSA Income Effect	35,891	31,024	16%	11,952	200%	66,915	1,072	6142%
Adjusted EBITDA[2]	(65,054)	(47,326)	37%	12,491	-621%	(112,380)	(5,649)	1889%
Net Revenue	147,253	136,539	8%	212,628	-31%	283,792	383,610	-26%
Adjusted EBITDA Margin	-44.2%	-34.7%	-950 bps	5.9%	-5010 bps	-39.6%	-1.5%	-3810 bps

1) Sale of Tenda shares;

2) Adjusted by expense with stock option plan (non-cash) and minority shareholders. EBITDA does not consider Alphaville's equity income.

Depreciation and Amortization

Depreciation and amortization reached R$8.9 million in 2Q17, up 2% q-o-q and 57% y-o-y, due to the lower volume of operations in the period. In 1H17 depreciation and amortization totaled R$17.6 million.

Financial Result

2Q17 net financial result was negative R$33.4 million, compared to negative result of R$28.6 million in 1Q17 and R$3.1 million in 2Q16. Financial revenues went down 62.3% y-o-y, totaling R$9.2 million, due to the lower balance of funds available in the period. Financial expenses, in turn, reached R$42.6 million, compared to R$27.5 million in 2Q16 and R$36.4 million in 1Q17, as a result of the accounting impact of incorporating the balance of interests, as principal, due to the repricing of SFH debts over the last months. In 1H17, net financial result came negative at R$61.9 million.

Taxes

Income taxes, social contribution and deferred taxes for 2Q17 amounted to an expense of R$0.9 million, slightly lower than 1Q17, reflecting the Company’s current operating cycle. In 1H17, Income taxes, social contribution and deferred taxes totaled R$2.3 million.

Net Income

The Company ended 2Q17 with a net loss of R$134.5 million, excluding Alphaville's equity income and the impacts of Tenda operation, higher than the net loss of R$126.1 million in 1Q17, and higher than the negative net result of R$36.9 million in 2Q16. In 1H17, net loss totaled R$260.6 million, following the same criteria.

The quarter’s results were impacted by: (i) higher level of dissolutions, due to the recessive economic environment; (ii) lower level of revenues due to the sales mix, which limited the dilution of costs and the expense structure; (iii) higher Other Operating Expenses; and (iv) the negative effect on financial result.

Table 12 – Net Income (R$ 000)

	2Q17	1Q17	Q/Q (%)	2Q16	Y/Y (%)	1H17	1H16	Y/Y(%)
Net Revenue	147,253	136,539	8%	212,628	-31%	283,792	383,610	-26%
Gross Profit	(14,403)	(17,167)	-16%	26,084	-155%	(31,570)	29,540	-207%
Gross Margin	-9.8%	-12.6%	280 bps	12.3%	-2210 bps	-11.1%	7.7%	-1880 bps
Adjusted Gross Profit¹	12,421	20,808	-40%	65,325	-81%	33,230	101,304	-67%
Adjusted Gross Margin	8.4%	15.2%	-680 bps	30.7%	-2230 bps	11.7%	26.4%	-1470 bps
Adjusted EBITDA[2]	(65,054)	(47,326)	37%	12,491	-621%	(112,380)	(5,649)	1889%
Adjusted EBITDA Margin	-44.2%	-34.7%	-952 bps	5.9%	-5010 bps	-39.6%	-1.5%	-3810 bps
Income from Discontinued Operation[3]	(9,545)	107,720	-109%	-	-	98,175	16,372	500%
Adjusted Net Income[4]	(170,459)	(157,117)	8%	(48,882)	249%	(327,576)	(108,037)	203%
( - ) Equity income from Alphaville	(35,891)	(31,024)	16%	(11,952)	200%	(66,915)	(1,072)	6142%
Adjusted Net Income (ex-AUSA)	(134,568)	(126,093)	7%	(36,930)	264%	(260,661)	(106,965)	144%

1) Adjusted by capitalized interests;

2) Adjusted by note 1, by expense with stock option plan (non-cash) and minority shareholders. EBITDA does not consider Alphaville's equity income;

3) Sale of Tenda shares;

4) Adjusted by item 3.

Backlog of Revenues and Results

The backlog of results to be recognized under the PoC method totaled R$161.3 million in 2Q17. The consolidated margin was 35.8% in the quarter, compared to 36.6% posted in 2Q16.

It is worth mentioning the recovery in backlog in recent quarters, impacted in this 2Q17 by the absence of launches, but also reflecting the good sales performance of launches at the end of 2016, signaling a positive outlook for revenue volume and gross profit in the next periods.

Table 13 – Backlog Results (REF) (R$ 000)

	2Q17	1Q17	Q/Q (%)	2Q16	Y/Y (%)
Backlog Revenues	450,923	490,329	-8%	366,368	23%
Backlog Costs (units sold)	(289,632)	(312,503)	-7%	(232,393)	25%
Backlog Results	161,291	177,826	-9%	133,975	20%
Backlog Margin	35.8%	36.3%	-50 bps	36.6%	-80 bps

1) Backlog results net of PIS/COFINS taxes (3.65%), and excluding the impact of PVA (Present Value Adjustment) method according to Law 11.638.

2) Backlog results comprise the projects restricted by condition precedent.

BALANCE SHEET

Cash and Cash Equivalents and Securities 3

On June 30, 2017, cash and cash equivalents and marketable securities totaled R$214.6 million, down 9.4% from March 31, 2017.

Receivables

At the end of 2Q17, total accounts receivable totaled R$1.3 billion, a decrease of 17.0% compared to R$1.5 billion in 2Q16, taking into consideration only Gafisa receivables.

Currently, the Company has approximately R$ 392.5 million in accounts receivable from finished units.

Table 14. Total Receivables (R$ 000)

	2Q17	1Q17	Q/Q (%)	2Q16	Y/Y (%)
Receivables from developments (off balance sheet)	468,005	508,904	-8%	380,247	23%
Receivables from PoC- ST (on balance sheet)	602,295	665,071	-9%	873,183	-31%
Receivables from PoC- LT (on balance sheet)	208,230	241,563	-14%	287,401	-28%
Total	1,278,530	1,415,538	-10%	1,540,831	-17%

Notes: ST – Short term | LT- Long term | PoC – Percentage of Completion Method.

Receivables from developments: accounts receivable not yet recognized according to PoC and BRGAAP

Receivables from PoC: accounts receivable already recognized according to PoC and BRGAAP.

Cash Generation

Operating cash totaled R$101.5 million in 2Q17, reflecting: (i) higher level of revenue related to sales in the quarter; (ii) higher transfer proceeds; and (iii) greater efficiency in the process, leading to lower cash disbursements. Operating cash flow resulted in strong net cash generation of R$20.5 million in 2Q17, excluding new funds from Tenda operation. Within same criterion, in 1H17, operating cash flow totaled R$197.0 million, with net cash generation of R$53.7 million.

Table 15. Cash Generation (R$ 000)

	1Q17	2Q17
Availabilities[2]	236,934	214,572
Change in Availabilities[1] (1)	(16,246)	(22,362)
Total Debt + Investor Obligations	1,589,312	1,326,977
Change in Total Debt + Investor Obligations (2)	(49,492)	(262,335)
Other Investments	237,109	237,109
Change in Other Investments (3)	-	-
Cash Generation in the period (1) - (2) + (3)	-	219,510
Cash Generation Final	33,246	20,463
Availabilities[2]	33,246	53,710

1) Cash and cash equivalents, and marketable securities.

Liquidity

At the end of June 2017, the Company’s Net Debt/ Shareholders’ Equity ratio reached 80.7%, compared to 86.6% in the previous quarter, reflecting the 16.5% decrease of gross debt. In 2Q17, with new funds from Tenda operation, R$219.5 million, Gafisa reduced its debt, as signaled when this process began. It is worth mentioning that in referred operation, additional R$100.0 million will be received in the next periods, as contractually covenanted. Excluding project finance, the Net Debt/ Shareholders’ Equity ratio was 7.2%.

At the end of the 2Q17, the Company’s gross debt reached R$1.3 billion, down 16.5% q-o-q and 36.0% y-o-y. In 2Q17, with new funds from Tenda operation, the Company amortized R$391.1 million in debt, of which R$329.0 million was project finance and R$62.1 million in corporate debt. In the same period, R$36.7 million was disbursed, allowing for a net amortization of R$354.4 million.

Table 16. Debt and Investor Obligations (R$ 000)

	2Q17*	1Q17*	Q/Q (%)	2Q16	Y/Y (%)
Debentures - FGTS (A)	150,890	311,202	-52%	551,968	-73%
Debentures – Working Capital (B)	130,817	140,485	-7%	186,075	-30%
Project Financing SFH – (C)	861,930	970,370	-11%	1,196,948	-28%
Working Capital (D)	183,339	165,256	11%	136,969	34%
Total (A)+(B)+(C)+(D) = (E)	1,326,976	1,587,313	-16%	2,071,960	-36%
Investor Obligations (F)	-	1,999	-100%	2,375	-100%
Total Debt (E)+(F) = (G)	1,326,976	1,589,312	-17%	2,074,335	-36%
Cash and Availabilities (H)	214,573	236,934	-9%	618,569	-65%
Net Debt (G)-(H) = (I)	1,112,403	1,352,378	-18%	1,455,766	-24%
Equity + Minority Shareholders (J)	1,378,424	1,562,141	-12%	3,001,290	-54%
(Net Debt) / (Equity) (I)/(J) = (K)	80.7%	8.,6%	-590 bps	48.5%	3220 bps
(Net Debt – Proj Fin) / Equity (I)-((A)+(C))/(J) = (L)	7.2%	4.5%	270 bps	-9.8%	1700 bps

* Considers Gafisa only.

1) Cash and cash equivalents and marketable securities.

The Company ended 2Q17 with R$828.4 million in total debt maturing in the short term. It should be noted, however, that 76.3% of this volume relates to debt linked to the Company's projects. Currently, the average cost of consolidated debt is 12.69% p.y., or 125.14% of the CDI.

                                                    Table 17 – Debt Maturity

(R$ 000)	Average Cost (p.y.)	Total	Until Jun/18	Until Jun/19	Until Jun/20	Until Jun/21	After Jun/21
Debentures - FGTS (A)	TR+10.38%	150,890	150,890
Debentures – Working Capital (B)	CDI+1.90%/ IPCA+8.22%	130,817	23,352	85,741	21,724	-	-
Project Financing SFH (C)	TR+8.30%-14% / 120%-129% CDI	861,930	573,373	235,503	34,144	18,910	-
Working Capital (D)	130% CDI / CDI +2.5%-5%	183,339	80,827	59,987	14,552	18,573	9,400
Total (A)+(B)+(C)+(D) = (E)		1,326,976	828,442	381,231	70,420	37,483	9,400
% of Total Maturity per period Project debt maturing as % of total debt ((A)+ (C))/(G) Corporate debt maturing as % of total debt ((B)+(D)/(E)			62.4%	28.7%	5.3%	2.8%	0.7%
			87.4%	28.4%	4.1%	2.3%	0.0%
			12.6%	38.2%	51.5%	49.6%	100.0%
Ratio Corporate Debt / Mortgage		23.7%/76.3%

São Paulo, August 10, 2017.

Alphaville Urbanismo SA releases its results for the 2nd quarter of 2017

Financial results

In the 2nd quarter of 2017, net revenues were R$ 50 million, 68% lower than the same period of 2016, and the net loss was R$ 120 million.

	2Q17	1H17	2Q16	1H16	2Q17 vs. 2Q16	1H17 vs. 1H16
Net Revenue	50	112	156	391	-68%	-71%
Net Profit/Loss	(120)	(223)	(40)	(4)	n/a	n/a

For further information, please contact our Investor Relations team at ri@alphaville.com.br or +55 11 3038-7164.

Consolidated Financial Statements

	2Q17	1Q17	Q/Q (%)	2Q16	Y/Y (%)	1H17	1H16	Y/Y (%)
Net Revenue	147,253	136,539	8%	212,628	-31%	283,792	383,610	-26%
Operating Costs	(161,656)	(153,706)	5%	(186,544)	-13%	(315,362)	(354,070)	-11%
Gross Profit	(14,403)	(17,167)	-16%	26,084	-155%	(31,570)	29,540	-207%
Gross Margin	-9.8%	-12.6%	280 bps	12.3%	-2210 bps	-11.1%	7.7%	-1880 bps
Operating Expenses	(121,817)	(109,994)	11%	(71,730)	70%	(231,811)	(126,368)	83%
Selling Expenses	(21,184)	(19,056)	11%	(20,245)	5%	(40,240)	(36,991)	9%
General and Administrative Expenses	(19,738)	(27,369)	-28%	(19,524)	1%	(47,107)	(46,525)	1%
Other Operating Revenue/Expenses	(31,569)	(19,702)	60%	(18,957)	67%	(51,271)	(33,534)	53%
Depreciation and Amortization	(8,875)	(8,708)	2%	(5,644)	57%	(17,583)	(15,152)	16%
Equity Income	(40,451)	(35,159)	15%	(7,360)	450%	(75,610)	5,834	-1396%
Operational Result	(136,220)	(127,161)	7%	(45,646)	198%	(263,381)	(96,828)	172%
Financial Income	9,206	7,870	17%	24,392	-62%	17,076	41,014	-58%
Financial Expenses	(42,596)	(36,430)	17%	(27,471)	55%	(79,026)	(45,201)	75%
Net Income Before taxes on Income	(169,610)	(155,721)	9%	(48,725)	248%	(325,331)	(101,015)	222%
Deferred Taxes	-	-	-	(1)	-	-	963	-
Income Tax and Social Contribution	(949)	(1,346)	-29%	422	-325%	(2,295)	(6,532)	-65%
Net Income After Taxes on Income	(170,559)	(157,067)	9%	(48,304)	253%	(327,626)	(106,584)	207%
Continued Op. Net Income	(170,559)	(157,067)	9%	(48,304)	253%	(327,626)	(106,584)	207%
Discontinued Op. Net Income	(9,545)	107,720	-109%	10,443	-191%	98,175	16,372	500%
Minority Shareholders	(100)	50	-300%	578	-117%	(50)	1,453	-103%
Net Income	(180,004)	(49,397)	264%	(38,439)	368%	(229,401)	(91,665)	150%

Consolidated Balance Sheet

	2Q17	1Q17	Q/Q(%)	2Q16	Y/Y(%)
Current Assets
Cash and cash equivalents	37,979	23,814	59%	157,737	-76%
Securities	176,594	213,120	-17%	460,832	-62%
Receivables from clients	602,295	665,071	-9%	1,285,892	-53%
Properties for sale	996,928	1,058,742	-6%	2,063,670	-52%
Other accounts receivable	105,812	76,656	38%	206,532	-49%
Prepaid expenses and other	5,903	6,839	-14%	5,255	12%
Land for sale	3,270	3,270	0%	87,503	-96%
Non-current assets for sale	-	1,412,682	-	-	-
Subtotal	1,928,781	3,460,194	-44%	4,267,421	-55%

Long-term Assets
Receivables from clients	208,230	241,563	-14%	354,931	-41%
Properties for sale	582,445	599,046	-3%	629,811	-8%
Other	194,880	93,983	107%	192,631	1%
Subtotal	985,555	934,592	5%	1,177,373	-16%
Intangible. Property and Equipment	45,318	47,113	-4%	125,230	-64%
Investments	731,405	764,852	-4%	978,100	-25%

Total Assets	3,691,059	5,206,751	-29%	6,548,124	-44%

Current Liabilities
Loans and financing	654,200	650,152	1%	633,782	3%
Debentures	174,242	335,317	-48%	430,246	-60%
Obligations for purchase of land and advances from customers	194,787	194,283	0%	360,382	-46%
Material and service suppliers	73,249	68,788	6%	77,721	-6%
Taxes and contributions	46,343	47,132	-2%	88,934	-48%
Other	337,235	399,735	-16%	450,702	-25%
Dividends in natura	-	327,230	-	-	-
Assets liabilities of discontinued operations	-	653,204	-	-	-

Subtotal	1,480,056	2,675,841	-45%	2,041,767	-28%

Long-term liabilities
Loans and financings	391,069	485,474	-19%	700,135	-44%
Debentures	107,465	116,370	-8%	307,797	-65%
Obligations for Purchase of Land and advances from customers	71,149	93,892	-24%	185,516	-62%
Deferred taxes	100,405	100,405	0%	20,450	391%
Provision for Contingencies	81,515	84,720	-4%	160,203	-49%
Other	80,976	87,908	-8%	130,966	-38%
Subtotal	832,579	968,769	-14%	1,505,067	-45%

Shareholders’ Equity
Shareholders’ Equity	1,374,347	1,553,057	-12%	2,998,075	-54%
Minority Shareholders	4,077	9,084	-55%	3,215	27%
Subtotal	1,378,424	1,562,411	-12%	3,001,290	-54%
Total Liabilities and Shareholders’ Equity	3,691,059	5,206,751	-29%	6,548,124	-44%

Cash Flow

	2Q17	2Q16	1H17	1H16
Income Before Taxes on Income and Social Contribution	(277,330)	(35,928)	(325,331)	(76,598)
Expenses/income not affecting working capital	205,663	30,413	185,362	69,188
Depreciation and amortization	8,875	5,644	17,583	15,152
Impairment	(4,097)	(6,302)	(11,141)	(6,302)
Expense with stock option plan and shares	(425)	1,298	1,703	3,189
Projects delay fines	-	(11)		(11)
Unrealized interest and financial charges	16,974	13,741	42,735	38,788
Equity income	40,451	7,361	75,610	(5,834)
Disposal of fixed asset	-	-		1,182
Provision for guarantee	(1,714)	(3,770)	(3,315)	(7,872)
Provision for lawsuits	30,041	15,460	46,777	31,264
Profit Sharing provision	4,120	-	8,357	6,250
Allowance for doubtful accounts and dissolutions	3,558	(974)	7,699	5,598
Income from financial instruments	160	(2,034)	(646)	(12,216)
Provision for impairment loss of discontinued operation	215,440	-	-	-
Update of obligation on stock sale	(107,720)	-	-	-
Clients	82,890	62,584	158,442	146,201
Properties held for sale	82,512	(24,745)	147,467	(69,396)
Other accounts receivable	(5,985)	8,014	401	2,408
Prepaid expenses	936	167	(3,355)	599
Obligations on land purchase and advances from clients	(22,239)	(35,316)	(29,761)	(59,942)
Taxes and contributions	(789)	(6,806)	(5,499)	(9,191)
Providers	9,455	(7,536)	(419)	(764)
Salaries and payroll charges	1,517	(13,918)	1,814	(12,000)
Other liabilities	(19,945)	(18,522)	(28,974)	(37,933)
Related party transactions	(4,130)	17,617	(9,703)	25,825
Taxes paid	(949)	422	(2,295)	(5,569)
Cash provided by/used in operating activities /discontinued operation	18,504	8,499	51,959	54,069
Net cash from operating activities	70,110	(15,055)	140,108	26,897
Investment activities	-	-	-	-
Purchase of fixed and intangible asset	(7,080)	(7,934)	(10,696)	(14,369)
Capital contribution in subsidiaries	518	(11,188)	441	(12,639)
Redemption of financial investment	471,458	546,710	687,475	849,852
Funding financial investments	(434,932)	(393,863)	(640,423)	(695,962)
Cash provided by/used in investment activities / discontinued operation	99,707	27,634	48,663	5,871
Dividends received	-	1,000	-	-
Discontinued operation transaction costs	(9,545)	-	(9,545)	-
Receivable from exercise of preemptive rights Tenda	219,510	-	219,510	-
Net cash from investment activities	129,671	162,359	295,425	132,753
Financing activities	-	-	-	-
Related party contributions	(1,999)	(4,107)	(1,237)	(2,520)
Addition of loans and financing	110,687	188,420	186,282	308,882
Amortization of loans and financing	(387,998)	(304,196)	(539,609)	(444,519)
Share buyback	-	(8,195)	-	(8,195)
Result from the sale of treasury shares	-	-	-
Assignment of credit receivables, net	-	13,835	21,513	41,809
Loan operations with related parties	1,933	15,908	6,268	9,448
Sale of treasury shares	7	5	317	5
Cash provided by/used in financing activities/ discontinued operation	(10,601)	(34,954)	24,089	10,537
Net cash from financing activities	(287,971)	(133,284)	(302,377)	(84,553)
Net cash variation/discontinued operation	(107,610)	-	(124,711)	-
Increase (decrease) in cash and cash equivalents	121,775	14,020	133,156	75,097
Opening balance of cash and cash equivalents	-	-	29,534	82,640
Closing balance of cash and cash equivalents	14,165	14,020	37,979	157,737
Increase (decrease) in cash and cash equivalents	121,775	14,020	133,156	75,097

Gafisa is one Brazil’s leading residential and commercial properties development and construction companies. Founded over 60 years ago, the Company is dedicated to growth and innovation oriented to enhancing the well-being, comfort and safety of an increasing number of households. More than 15 million square meters have been built, and approximately 1,100 projects delivered under the Gafisa brand - more than any other company in Brazil. Recognized as one of the foremost professionally managed homebuilders, Gafisa’s brand is also one of the most respected, signifying both quality and consistency. In addition to serving the upper-middle and upper class segments through the Gafisa brand, the Company also participates through its 30% interest in Alphaville, a leading urban developer in the national development and sale of residential lots. Gafisa S.A. is a Corporation traded on the Novo Mercado of the BM&FBOVESPA (B3:GFSA3) and is the only Brazilian homebuilder listed on the New York Stock Exchange (NYSE:GFA) with an ADR Level III, which ensures best practices in terms of transparency and corporate governance.

This release contains forward-looking statements about the business prospects, estimates for operating and financial results and Gafisa’s growth prospects. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors; therefore, they are subject to change without prior notice

 1.   Operations

Gafisa S.A. ("Gafisa" or "Company") is a publicly traded company with registered office at Avenida das Nações Unidas, 8.501, 19th floor, in the city and state of São Paulo, Brazil and commenced its operations in 1997 with the objectives of: (i) promoting and managing all forms of real estate ventures on its own behalf or for third parties (in the latter case, as construction company and proxy); (ii) selling and purchasing real estate properties; (iii) providing civil construction and civil engineering services; (iv) developing and implementing marketing strategies related to its own and third party real estate ventures; and (v) investing in other companies that share similar objectives.

The Company has stocks traded at B3 S.A. – Brasil, Bolsa, Balcão (former BM&FBovespa) and the New York Stock Exchange (NYSE), reporting its information to the Brazilian Securities and Exchange Commission (CVM) and the U.S. Securities and Exchange Commission (SEC).

The Company enters into real estate development projects with third parties through specific purpose partnerships (“Sociedades de Propósito Específico” or “SPEs”), or through the formation of consortia and condominiums. Controlled entities substantially share managerial and operating structures, and corporate, managerial and operating costs with the Company. SPEs, condominiums and consortia operate solely in the real estate industry and are linked to specific ventures.

On December 14, 2016, the Company disclosed a material fact informing about the signature of the sale and purchase agreement with Jaguar Real Estate Partners LP for disposal of up to 30% of the shares issued by Tenda, for the price of R$ 8.13 per share, with a total estimate of R$539,020 for paying-in Tenda’s capital. The completion of the transaction is subject to the verification of certain conditions precedent, of which the following are worth noting: (i) decrease in the capital stock of the Company, by refunding its shareholders for the shares corresponding to 50% of the capital stock of Tenda; and (ii) the completion of the procedure related to the exercise by Gafisa’s shareholders of the preemptive right to acquire 50% of Tenda’s shares.

The deadline for creditors objecting the capital decrease was April 22, 2017, and no objection was made, so the decrease was made by delivering to the Company’s shareholders, as refund for the decreased capital, one common share of Tenda to each common share of Gafisa they owned, not including treasury shares. In relation to the preemptive right, the shareholders acquired the totality of shares made available, no share remaining for Jaguar. Accordingly, the shares representing 50% of Tenda’s capital were delivered to the shareholders who exercised the preemptive right, and the agreement that had been entered into with Jaguar was terminated.

The Company also obtained, during this period, all contractual authorizations required for carrying out the transaction. With this, the spin-off between Gafisa and Tenda was completed on May 4, 2017, with the effective delivery of the totality of the shares representing Tenda’s capital in the respective capital reduction and preemptive right processes. The inflow of funds from the Preemptive Rights, as well as the amount receivable from the refund of Tenda’s capital will contribute to improve the liquidity condition and capital structure of the Company.

40

2.    Presentation of quarterly information and summary of significant accounting policies

2.1.    Basis of presentation and preparation of individual and consolidated quarterly information

On August 10, 2017, the Company’s Board of Directors approved these individual and consolidated quarterly information of the Company and authorized their disclosure.

The individual quarterly information (Company) and consolidated quarterly information were prepared and are being presented based on the technical pronouncement CPC 21(R1) – Interim Financial Reporting, using the same accounting practices, judgments, estimates and assumptions adopted in the presentation and preparation of the financial statements for the year ended December 31, 2016. Therefore, the corresponding quarterly information shall be read together with the financial statements as of December 31, 2016.

The individual quarterly information, identified as “Company”, has been prepared and is being presented according to the accounting practices adopted in Brazil, including the pronouncements issued by the Accounting Pronouncement Committee (CPC), approved by the Brazilian Securities and Exchange Commission (CVM) and are disclosed together with the consolidated quarterly information.

The consolidated quarterly information of the Company has been prepared and is being presented according to the accounting practices adopted in Brazil, including the pronouncements issued by the CPC, approved by the CVM, and according to the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), applicable to real estate development entities in Brazil, including the Guideline OCPC 04 - Application of the Technical Interpretation ICPC 02 to the Brazilian Real Estate Development Entities, in relation to the treatment of the recognition of revenue from this sector and involves certain matters related to application of the continuous transfer of the risks, rewards and control over the real estate units sold.

The individual quarterly information of the Company is not considered in compliance with the International Financial Reporting Standards (IFRS), once it considers the capitalization of interest on qualifying assets of investees in the individual quarterly information of the Company. In view of the fact that there is no difference between the Company’s and the consolidated equity and profit or loss, the Company opted for presenting the accompanying individual and consolidated information in only one set.

41

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

June 30, 2017

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.    Presentation of quarterly information and summary of significant accounting policies --Continued

2.1.    Basis of presentation and preparation of individual and consolidated quarterly information --Continued

The quarterly information has been prepared on a going concern basis. Management makes an assessment of the Company’s ability to continue as going concern when preparing the quarterly information.

All amounts reported in the accompanying quarterly information are in thousands of Reais, except as otherwise stated.

The other explanations related to this note were not subject to material changes in relation to the disclosures in Note 2.1 to the individual and consolidated financial statements as of December 31, 2016.

2.1.1.    Consolidated quarterly information

The accounting practices were uniformly adopted in all subsidiaries included in the consolidated quarterly information and the fiscal year of these companies is the same of the Company. See further details in Note 9.

The other explanations related to this note were not subject to material changes in relation to the disclosures in Note 2.1.1 to the individual and consolidated financial statements as of December 31, 2016.

2.1.2.    Statement of Cash Flows

In view of the disclosure of the discontinued operations related to Tenda, and in line with CPCs 03 – Statement of Cash Flows and CPC 31 - Non-current Assets Held for Sale and Discontinued Operations, the information on operating, financing and investing activities related to discontinued operations are presented in separated lines in the Statement of Cash Flows of the Company for the periods ended June 30, 2017 and 2016 (restated). Accordingly, the line item "Foreign Exchange Gains and Losses on Cash and Cash Equivalents", shown in the Statement of Cash Flows for the period ended June 30, 2017, refers to the net increase (decrease) in cash and cash equivalents of asset held for sale and is being presented in this line item as it is impossible to change the line item’s name in this Quarterly Information Form.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information--Continued

June 30, 2017

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.    Presentation of quarterly information and summary of significant accounting policies --Continued

2.2.    Restatement of Quarterly Information as of June 30, 2016

As required by the CPC 31 – Non-current Assets Held for Sale and Discontinued Operations, for comparability purposes, the information of the statements of profit or loss and value added as of June 30, 2016 is being presented on the same basis of the current period, and its retrospective effects are shown below:

	Company			Consolidated
	Balances originally reported as of 06/30/2016	Impact of the adoption of CPC 31	Balances after the adoption of CPC 31	Balances originally reported as of 06/30/2016	Impact of the adoption of CPC 31 (a)	Balances after the adoption of CPC 31
Statement of profit or loss
Net operating revenue	286,141	-	286,141	878,905	(495,295)	383,610
Operating costs	(264,918)	-	(264,918)	(713,213)	359,143	(354,070)
Operating (expenses) income	(125,225)	-	(125,225)	(240,658)	108,456	(132,202)
Income from equity method investments	18,923	(13,416)	5,507	4,902	932	5,834
Financial income (expenses)	(6,586)	-	(6,586)	(4,430)	243	(4,187)
Income tax and social contribution	-	-	-	(15,718)	10,149	(5,569)
Non-controlling interests	-	-	-	1,453	-	1,453
Profit or loss of discontinued operations (Note 8.2)	-	13,416	13,416	-	16,372	16,372
Net income for the year	(91,665)	-	(91,665)	(91,665)	-	(91,665)

Statement of value added
Net value added produced by the entity	45,628	13,416	59,044	216,164	(133,132)	83,032
Value added received on transfer	54,600	(13,416)	41,184	63,311	(16,463)	46,848
Total value added to be distributed	100,228	-	100,228	279,475	(149,595)	129,880

(a)     Amounts after elimination of consolidation items.

3.    New standards, changes and interpretation of standards issued and not yet adopted

There is no standard, change to standards or interpretation issued and not yet adopted that could, on the Management’s opinion, have significant impact arising from its adoption on its quarterly information, besides those already disclosed in Note 3 to the individual and consolidated financial statements as of December 31, 2016.

Accordingly, the other explanations related to this note were not subject to material changes in relation to the disclosures in Note 3 to the individual and consolidated financial statements as of December 31, 2016.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information--Continued

June 30, 2017

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

4.    Cash and cash equivalents and short-term investments

4.1.    Cash and cash equivalents

	Company		Consolidated
	06/30/2017	12/31/2016	06/30/2017	12/31/2016

Cash and banks	13,405	19,811	37,979	29,534
Total cash and cash equivalents (Note 20.i.d, 20.ii.a and 20.iii)	13,405	19,811	37,979	29,534

          The other explanations related to this note were not subject to material changes in relation to the disclosures in Note 4.1 to the financial statements as of December 31, 2016.

4.2.    Short-term investments

	Company		Consolidated
	06/30/2017	12/31/2016	06/30/2017	12/31/2016

Fixed-income funds	53,632	95,672	70,713	123,868
Government bonds (LFT)	3,282	3,762	5,348	6,018
Corporate securities (LF/DPGE)	5,852	19,845	9,537	31,742
Securities purchased under resale agreements (a)	2,965	11,600	3,762	11,935
Bank certificates of deposit (b)	36,605	17,332	39,009	27,834
Restricted cash in guarantee to loans (c)	38,463	10,669	38,463	10,669
Restricted credits	8,253	4,682	9,762	11,580
Total short-term investments (Note 20.i.d, 20.ii.a and 20.iii)	149,052	163,562	176,594	223,646

(a)   As of June 30, 2017, the securities purchased under resale agreement include interest earned ranging from 100.5% of Interbank Deposit Certificates (CDI) (from 75% to 101.5% of CDI in 2016). All investments are carried out with what management considers to be top tier financial institutions.

(b)   As of June 30, 2017, the Bank Certificates of Deposit (CDBs) include interest earned ranging from 90% to 100% of Interbank Deposit Certificates (CDI) (from 90% to 100.8% of CDI in 2016).

(c)   As of June 30, 2017, restricted cash in guarantee to loans includes interest earned from 75% to 100.5% of Interbank Deposit Certificates (CDI) (from 72% to 101.5% of CDI in 2016).

          The other explanations related to this note were not subject to material changes in relation to the disclosures in Note 4.2 to the financial statements as of December 31, 2016.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information--Continued

June 30, 2017

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

5.         Trade accounts receivable of development and services

	Company		Consolidated
	06/30/2017	12/31/2016	06/30/2017	12/31/2016

Real estate development and sales	632,644	769,743	837,117	1,019,359
( - ) Allowance for doubtful accounts	(27,014)	(19,315)	(27,014)	(19,315)
( - ) Present value adjustments	(13,671)	(21,235)	(16,121)	(26,816)
Services and construction and other receivables	15,741	20,414	16,543	20,734
Total trade accounts receivable of development and services (Note 20.i.d and 20.ii.a)	607,700	749,607	810,525	993,962

Current	432,082	524,337	602,295	722,640
Non-current	175,618	225,270	208,230	271,322

The current and non-current portions have the following maturities:

	Company		Consolidated
Maturity	06/30/2017	12/31/2016	06/30/2017	12/31/2016

Past due:
Up to 90 days	74,365	46,235	86,175	64,830
From 91 to 180 days	17,629	41,705	25,830	45,442
Over 180 days	90,548	73,652	110,760	93,265
	182,542	161,592	222,765	203,537

Falling due:
2017	143,466	383,477	249,611	544,292
2018	168,698	94,231	196,850	111,007
2019	105,443	97,079	127,674	120,367
2020	39,195	41,775	44,918	45,552
2021 onwards	9,040	12,003	11,842	15,338
	465,842	628,565	630,895	836,556

( - ) Present value adjustment	(13,671)	(21,235)	(16,121)	(26,816)
( - ) Allowance for doubtful accounts	(27,014)	(19,315)	(27,014)	(19,315)
	607,700	749,607	810,525	993,962

The change in the allowance for doubtful accounts for the period ended June 30, 2017, is as follows:

Company and Consolidated
06/30/2017

Balance at December 31, 2016	(19,315)
Additions (Note 22)	(7,901)
Write-offs / Reversals (Note 22)	202
Balance at June 30, 2017	(27,014)

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information--Continued

June 30, 2017

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

5.    Trade accounts receivable of development and services --Continued

In the period ended June 30, 2017, the Company entered into the following Real Estate Receivables Agreement (CCI) transactions, which are aimed at the assignment by the assignor to the assignee of a portfolio comprising select business real estate receivables performed and to be performed arising out of Gafisa and its subsidiaries. The assigned portfolio, discounted to its present value, is classified into the line item “Obligations assumed on assignment of receivables”.

Transaction date	Assigned accounting portfolio	Portfolio discounted to present value	Transaction balance at June 30, 2017 (Note 14)
			Company	Consolidated

03/29/2017	23,748	22,993	19,814	19,950

In the transaction above, the Company and its subsidiaries are jointly responsible until the time of the transfer of the conditional sale to the securitization company.

The other explanations related to this note were not subject to material changes in relation to the disclosures in Note 5 to the financial statements as of December 31, 2016.

6.    Properties for sale

	Company		Consolidated
	06/30/2017	12/31/2016	06/30/2017	12/31/2016

Land	668,050	667,805	851,894	823,516
( - ) Write-down to net realizable value of land	(43,505)	(43,505)	(43,505)	(43,505)
( - ) Write-down to net realizable value of inventory surplus surplus	-	-	(62,343)	(62,343)
( - ) Present value adjustment	(7,460)	(8,089)	(7,778)	(8,781)
Property under construction (Note 29)	305,693	328,783	436,454	509,049
Completed units	432,479	520,246	453,173	557,426
( - ) Write-down to net realizable value of properties under construction and completed units	(48,522)	(59,663)	(48,522)	(59,663)
Total properties for sale	1,306,735	1,405,577	1,579,373	1,715,699

Current portion	809,875	870,201	996,928	1,122,724
Non-current portion	496,860	535,376	582,445	592,975

For the period ended  June 30, 2017, the change in the write-down to net realizable value of properties for sale is summarized as follows:

	Company	Consolidated

Balance at December 31, 2016	(103,168)	(165,511)
Write-offs / Reversals	11,141	11,141
Balance at June 30, 2017	(92,027)	(154,370)

The amount of properties for sale offered as guarantee for financial liabilities are described in Note 12.

The other explanations related to this note were not subject to material changes in relation to the disclosures in Note 6 to the financial statements as of December 31, 2016.

7.    Other assets

	Company		Consolidated
	06/30/2017	12/31/2016	06/30/2017	12/31/2016

Advances to suppliers	2,605	1,758	3,903	2,567
Recoverable taxes (IRRF, PIS, COFINS, among other)	19,242	15,708	29,265	25,901
Judicial deposit (Note 16)	80,522	78,172	83,194	79,785
Refund of capital receivable from Tenda (Note 20.i.d, 20.ii.a and 31)	101,616	100,000	101,616	-
Total other assets	203,985	195,638	217,978	108,253

Current portion	31,436	39,280	43,030	49,336
Non-current portion	172,549	156,358	174,948	58,917

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information--Continued

June 30, 2017

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

8.    Assets held for sale

8.1 Land available for sale

       The changes in land available for sale are summarized as follows:

	Company and Consolidated
	Cost	Provision for impairment	Net balance

Balance at December 31, 2016	12,236	(8,930)	3,306
Reversals / Write-offs	(36)	-	(36)
Balance at June 30, 2017	12,200	(8,930)	3,270

8.2 Disposal group held for sale and profit or loss of discontinued operations

	Company		Consolidated
	06/30/2017	12/31/2016	06/30/2017	12/31/2016

Investment portion	-	1,049,125	-	-
Impairment loss (i)	-	(610,105)	-	(610,105)
Assets held for sale (ii)	-	-	-	1,799,116
Total assets held for sale	-	439,020	-	1,189,011
Refund of capital receivable (Note 7)	-	100,000	-	-
Total	-	539,020	-	1,189,011

Liabilities related to the assets of discontinued operations (ii)	-	-	-	651.812

	06/30/2017	06/30/2016	06/30/2017	06/30/2016

Reversal of impairment loss (i)	215,440	-	215,440	-
Portion related to payable for sale of shares (iii)	(107,720)	-	(107,720)	-
Transaction costs	(9,545)	-	(9,545)	-
Impairment loss on Tenda’s profit or loss	(22,780)	-	(22,780)	-
Tenda’s profit or loss for the period ended May 4, 2017(ii)	22,780	13,416	22,780	16,372
Profit or loss of discontinued operations	98,175	13,416	98,175	16,372

(i) The measurement of non-current assets held for sale at the lower of the carrying value and the fair value less cost to sell. For the period ended May 4, 2017, the fair value of discontinued operations was adjusted, considering the weighted average price per share for exercising preemptive rights at R$12.12 (R$8.13 per share as of December 31, 2016, according to the agreement).

(ii) Amounts of assets held for sale, liabilities related to assets held for sale, and profit or loss of discontinued operations, net of the eliminations related to intercompany transactions.

(iii) Amount of R$107,720 related to the obligation to sell 50% of Construtora Tenda S.A.’s shares for the price of R$8.13 per share, settled on May 4, 2017, reflected in the profit or loss of discontinued operations, in order to reflect the difference between the fair value of the group of assets held for sale and the effective selling price.

For the period ended May 4, 2017, the Company carried out the remeasurement of the fair value of the disposal group held for sale, related to Construtora Tenda S.A., considering the weighted average value per share for exercising preemptive rights traded over the period between March 17 and 31, 2017, as measurement basis, leading to the price of R$12.12 per share, and, accordingly, valuing Construtora Tenda S.A. at R$754,460 (R$539,020 in 2016).

The remeasurement of the fair value of the disposal group held for sale is required by CPC 31 – Non-current Assets Held for Sale and Discontinued Operations, with changes recognized in gains or losses on discontinued operations, as well as by ICPC 07 – Distributions of Non-cash Assets to Owners, requires the adjustment of non-cash dividends related to the capital decrease at fair value until its settlement, with changes recognized in equity, as mentioned in Note 18.1.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information--Continued

June 30, 2017

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

8.    Assets held for sale --Continued

8.2 Disposal group held for sale and profit or loss of discontinued operations --Continued

For purposes of compliance with paragraph 38 of CPC 31 – Non-current Asset Held for Sale and Discontinued Operations, the Company shows below the main classes of assets and liabilities classified as held for sale of the subsidiary Tenda as of December 31, 2016, after eliminations of consolidation items, demonstrated as follows:

Assets	12/31/2016	Liabilities	12/31/2016
Current assets		Current liabilities
Cash and cash equivalents	28,414	Loans and financing	41,333
Short-term investments	195,073	Payables for purchase of properties and advance from customers	131,280
Trade accounts receivable	250,474
Properties for sale	563,576	Other payables	150,663
Land for sale	75,227
Other current assets	104,606
Total current assets	1,217,370	Total current liabilities	323,276
Non-current		Non-current liabilities
Trade accounts receivable	176,673	Loans and financing	93,661
Properties for sale	211,711	Payables for purchase of properties and advance from customers	104,343
Other non-current assets	60,556
Investments	84,798	Provisions for legal claims	44,951
Property and equity and intangible assets	48,008	Other payables	85,581
Total non-current assets	581,746	Total non-current liabilities	328,536

Total assets	1,799,116	Total liabilities	651,812

The main lines of the statements of profit or loss and cash flows of the subsidiary Tenda are as follows:

Statement of profit or loss	05/042017	06/30/2016	Cash flow	05/042017	06/30/2016

Net operating revenue	404,737	495,295	Operating activities	51,959	54,069
Operating costs	(269,144)	(359,143)	Investing activities	48,663	5,871
Operating expenses, net	(104,310)	(102,226)	Financing activities	24,089	10,537
Depreciation and amortization	(5,723)	(6,230)
Income from equity method investments	269	(932)
Financial income (expenses)	101	(2,347)
Income tax and social contribution	(4,519)	(10,149)
	21,411	14,268
Non-controlling interests	(1,369)	852
Net income for the year	22,780	13,416

The other explanations related to this note were not subject to material changes in relation to the disclosures in Note 8 to the financial statements as of December 31, 2016.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information--Continued

June 30, 2017

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

9.    Investments in subsidiaries and jointly controlled investees

(i)      Ownership interest

(a)     Information on subsidiaries, jointly-controlled investees and associates

										Company				Consolidated
		Interest in capital - %		Total assets	Total liabilities	Equity and advance for future capital increase		Profit (loss) for the period		Investments		Income from equity method investments		Investments		Income from equity method investments
Subsidiaries:		06/30/2017	12/31/2016	06/30/2017	06/30/2017	06/30/2017	12/31/2016	06/30/2017	06/30/2016	06/30/2017	12/31/2016	06/30/2017	06/30/2016	06/30/2017	12/31/2016	06/30/2017	06/30/2016

Gafisa SPE 26 Ltda.	-	100%	100%	174,518	8,497	166,020	166,487	(467)	(200)	166,020	166,487	(467)	(200)	-	-	-	-
Gafisa SPE- 130 Emp. Imob. Ltda.	-	100%	100%	100,527	26,418	74,109	82,572	(8,463)	2,776	74,109	82,572	(8,463)	2,776	-	-	-	-
Gafisa SPE-111 Emp. Imob. Ltda.	-	100%	100%	66,969	4,523	62,445	62,511	(66)	(14,754)	62,445	62,511	(66)	(14,754)	-	-	-	-
Maraville Gafsa SPE Emp. Imob. Ltda.	-	100%	100%	102,926	42,511	60,415	57,379	3,037	4,632	60,415	57,379	3,037	4,632	-	-	-	-
Gafisa SPE-89 Emp. Imob. Ltda.	-	100%	100%	61,144	9,911	51,233	52,713	21	(2,809)	51,233	52,713	21	(2,809)	-	-	-	-
Gafisa SPE - 122 Emp. Imob. Ltda.	-	100%	100%	122,869	72,562	50,307	49,632	675	4,150	50,307	49,632	675	4,150	-	-	-	-
Gafisa SPE - 127 Emp. Imob. Ltda.	-	100%	100%	46,828	649	46,179	46,413	(234)	3,017	46,179	46,413	(234)	3,017	-	-	-	-
Gafisa SPE-51 Emp. Imob. Ltda.	-	100%	100%	49,257	3,200	46,057	45,849	208	(176)	46,057	45,849	208	(176)	-	-	-	-
Gafisa SPE - 121 Emp. Imob. Ltda.	-	100%	100%	46,551	2,135	44,416	44,968	(552)	(990)	44,416	44,968	(552)	(990)	-	-	-	-
Gafisa SPE 72 Emp. Imob. Ltda.	-	100%	100%	44,483	575	43,908	43,832	76	(42)	43,908	43,832	76	(42)	-	-	-	-
Gafisa SPE-110 Emp. Imob. Ltda.	-	100%	100%	41,314	1,082	40,232	40,178	54	(357)	40,232	40,178	54	(357)	-	-	-	-
Gafisa SPE - 120 Emp. Imob. Ltda.	-	100%	100%	38,126	642	37,485	37,520	(35)	1,189	37,485	37,520	(35)	1,189	-	-	-	-
Manhattan Square Em. Im. Res. 02 Ltda.	-	100%	100%	36,087	61	36,026	35,949	-	-	36,026	35,949	-	-	-	-	-	-
Gafisa SPE-104 Emp. Imob. Ltda.	-	100%	100%	140,143	106,096	34,048	30,945	1,039	1,078	34,048	30,945	1,039	1,078	-	-	-	-
SPE Parque Ecoville Emp. Imob. Ltda	-	100%	100%	41,979	8,010	33,969	34,746	(777)	(91)	33,969	34,746	(777)	(91)	-	-	-	-
Gafisa SPE-107 Emp. Imob. Ltda.	-	100%	100%	29,666	143	29,524	29,529	(5)	84	29,524	29,529	(5)	84	-	-	-	-
Gafisa SPE- 129 Emp. Imob. Ltda.	-	100%	100%	28,171	1,181	26,990	29,539	(2,548)	4,406	26,990	29,539	(2,548)	4,406	-	-	-	-
Gafisa SPE-134 Emp. Imob. Ltda.	-	100%	100%	50,370	23,396	26,974	20,709	1,168	(388)	26,974	20,709	1,168	(388)	-	-	-	-
Gafisa SPE-41 Emp. Imob. Ltda.	-	100%	100%	26,570	6	26,564	26,568	(4)	9	26,564	26,568	(4)	9	-	-	-	-
Verdes Pracas Incorp. Imob. SPE Ltda.	-	100%	100%	26,262	32	26,230	25,929	301	10	26,230	25,929	301	10	-	-	-	-
Gafisa SPE- 132 Emp. Imob. Ltda.	-	100%	100%	29,634	5,549	24,085	10,856	(1,325)	(111)	24,085	10,856	(1,325)	(111)	-	-	-	-
Gafisa SPE-112 Emp. Imob. Ltda.	-	100%	100%	21,933	102	21,831	21,834	(3)	(31)	21,831	21,834	(3)	(31)	-	-	-	-
Gafisa SPE - 126 Emp. Imob. Ltda.	-	100%	100%	21,145	1,509	19,636	20,373	(737)	4,569	19,636	20,373	(737)	4,569	-	-	-	-
Manhattan Square Em. Im. Com. 02 Ltda	-	100%	100%	17,958	-	17,958	17,958	-	-	17,958	17,958	-	-	-	-	-	-
Gafisa SPE 46 Emp. Imob. Ltda.	-	100%	100%	17,846	271	17,576	17,912	(337)	157	17,576	17,912	(337)	157	-	-	-	-
Gafisa SPE 30 Emp. Imob. Ltda.	-	100%	100%	16,539	256	16,283	16,358	(75)	135	16,283	16,358	(75)	135	-	-	-	-
Edsp 88 Participações S.A.	-	100%	100%	28,744	12,543	16,200	16,068	132	812	16,200	16,068	132	812	-	-	-	-
Gafisa SPE-92 Emp. Imob. Ltda.	-	100%	100%	15,786	120	15,666	15,645	21	129	15,666	15,645	21	129	-	-	-	-
Gafisa SPE-106 Emp. Imob. Ltda.	-	100%	100%	15,611	6	15,605	15,606	(1)	(16)	15,605	15,606	(1)	(16)	-	-	-	-
Diodon Participações Ltda	-	100%	100%	15,185	254	14,931	14,914	17	46	14,931	14,914	17	46	-	-	-	-
Gafisa SPE 33 Emp. Imob. Ltda.	-	100%	100%	13,560	-	13,560	13,559	-	(247)	13,560	13,559	-	(247)	-	-	-	-
Gafisa SPE 71 Emp. Imob. Ltda.	-	100%	100%	12,965	373	12,593	13,763	(1,170)	(129)	12,593	13,763	(1,170)	(129)	-	-	-	-
Gafisa SPE 65 Emp. Imob. Ltda.	-	100%	100%	11,379	314	11,065	11,716	(651)	74	11,065	11,716	(651)	74	-	-	-	-
Blue I SPE - Pl., Pr., Inc. e Venda Ltda.	-	100%	100%	10,965	9	10,955	10,969	(14)	-	10,955	10,969	(14)	-	-	-	-	-
Gafisa SPE 36 Emp. Imob. Ltda.	-	100%	100%	9,302	426	8,876	8,930	(54)	46	8,876	8,930	(54)	46	-	-	-	-
Gafisa SPE-81 Emp. Imob. Ltda.	-	100%	100%	9,860	1,303	8,556	8,718	(161)	(142)	8,556	8,718	(161)	(142)	-	-	-	-
Gafisa SPE - 123 Emp. Imob. Ltda.	-	100%	100%	20,401	12,343	8,058	11,969	(4,944)	(2,395)	8,058	11,969	(4,944)	(2,395)	-	-	-	-
Gafisa SPE-38 Emp. Imob. Ltda.	-	100%	100%	7,956	-	7,956	7,954	2	(5)	7,956	7,954	2	(5)	-	-	-	-
Gafisa SPE-77 Emp. Imob Ltda.	-	65%	65%	21,069	9,420	11,649	11,282	367	3,868	7,572	7,334	238	2,605	-	-	-	-
Gafisa SPE-109 Emp. Imob. Ltda.	-	100%	100%	7,310	189	7,121	7,155	(34)	(6)	7,121	7,155	(34)	(6)	-	-	-	-
Gafisa SPE-37 Emp. Imob. Ltda.	-	100%	100%	7,162	492	6,669	6,752	(83)	30	6,669	6,752	(83)	30	-	-	-	-
Gafisa SPE-90 Emp. Imob. Ltda.	-	100%	100%	9,190	2,719	6,471	6,472	(1)	-	6,471	6,472	(1)	-	-	-	-	-
Gafisa SPE-87 Emp. Imob. Ltda.	-	100%	100%	5,631	521	5,110	5,254	(144)	(68)	5,110	5,254	(144)	(68)	-	-	-	-
OCPC01 Adjustment – capitalized interests	(a)			-	-	-	-	-	(1)	30,354	34,111	(3,757)	114	-	-	-	-
Other (*)				51,496	11,711	39,786	40,177	(385)	(639)	39,783	40,178	(790)	(1,139)	-	-	-	-
Subtotal Subsidiaries				1,673,387	372,060	1,301,327	1,296,162	(16,152)	7,620	1,327,601	1,326,326	(20,443)	5,972	-	-	-	-

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information--Continued

June 30, 2017

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

9.      Investments in subsidiaries and jointly controlled investees --Continued

(i)      Ownership interest --Continued

(a)     Information on subsidiaries, jointly-controlled investees and associates --Continued

										Company				Consolidated
		Interest in capital - %		Total assets	Total liabilities	Equity and advance for future capital increase		Profit (loss) for the period		Investments		Income from equity method investments		Investments		Income from equity method investments
Jointly-controlled investees:		06/30/2017	12/31/2016	06/30/2017	06/30/2017	06/30/2017	12/31/2016	06/30/2017	06/30/2016	06/30/2017	12/31/2016	06/30/2017	06/30/2016	06/30/2017	12/31/2016	06/30/2017	06/30/2016

Gafisa SPE-116 Emp. Imob. Ltda.	-	50%	50%	161,684	44,449	117,235	120,794	(3,559)	15,794	58,618	60,397	(1,780)	7,897	58,618	60,397	(1,780)	7,897
Gafisa E Ivo Rizzo SPE-47 Emp. Imob. Ltda.	-	80%	80%	32,646	329	32,317	32,151	5	3	25,854	25,721	4	2	25,854	25,721	4	2
Parque Arvores Empr. Imob. Ltda.	-	50%	50%	32,243	2,684	29,559	26,616	2,943	395	14,780	13,308	1,472	203	14,780	13,308	1,472	203
Sitio Jatiuca Emp. Imob. SPE Ltda	-	50%	50%	31,858	3,479	28,379	38,185	(9,805)	1,095	14,190	19,092	(4,903)	548	14,190	19,092	(4,903)	548
Varandas Grand Park Emp. Im. Spe Ltda	-	50%	50%	78,369	55,021	23,348	25,826	(2,478)	1,684	11,674	12,913	(1,239)	1,318	11,674	12,913	(1,239)	1,318
Fit 13 SPE Emp. Imob Ltda.	-	50%	50%	23,271	2,453	20,818	20,892	(74)	(771)	10,409	10,446	(37)	(385)	10,409	10,446	(37)	-
Atins Emp. Imob. Ltda.	-	50%	50%	27,697	9,519	18,178	18,201	(23)	(535)	9,089	9,101	(12)	(267)	9,089	9,101	(12)	(267)
Costa Maggiore Empr. Imob. Ltda.	(b)	50%	50%	14,877	3,380	11,497	9,052	2,659	1,348	5,749	4,526	1,223	439	5,749	4,526	1,223	439
Gafisa SPE-113 Emp. Imob. Ltda.	-	60%	60%	52,772	43,228	9,543	9,438	(1,520)	(6,849)	5,726	5,663	(912)	(4,110)	5,726	5,663	(912)	(4,110)
Performance Gafisa General Severiano Ltda	-	50%	50%	27,042	16,112	10,930	10,802	20	-	5,465	5,401	10	-	5,465	5,401	10	-
Other (*)	-			124,722	57,115	67,608	74,387	(2,018)	551	25,627	28,351	(311)	328	36,276	39,719	(1,251)	501
Subtotal Jointly-controlled investees				607,181	237,769	369,412	386,344	(13,850)	12,715	187,181	194,919	(6,485)	5,973	197,830	206,287	(7,425)	6,531

Associates:
Alphaville Urbanismo S.A.	-	30%	30%	2,583,139	2,183,336	399,802	596,620	(223,050)	(3,572)	119,941	178,986	(66,915)	(1,072)	119,941	178,986	(66,915)	(1,072)
Citta Ville SPE Emp. Imob. Ltda.	-	50%	50%	16,514	2,164	14,350	16,332	(1,982)	(279)	7,175	8,166	(991)	(139)	7,175	8,166	(991)	-
Other (*)				1,605	406	1,199	1,185	14	13,433	535	527	6	6	5,130	5,143	(11)	6
Indirect jointly-controlled investees Gafisa				2,601,258	2,185,906	415,351	614,137	(225,018)	9,582	127,651	187,679	(67,900)	(1,205)	132,246	192,295	(67,917)	(1,066)

Subtotal				4,881,826	2,795,735	2,086,090	2,296,643	(255,020)	29,917	1,642,433	1,708,924	(94,828)	10,740	330,076	398,582	(75,342)	5,465

Goodwill on acquisition of associates	-									25,476	25,476	-	-	25,476	25,476	-	-
Goodwill based on inventory surplus	-									462	462	-	-	-	-	-	-
Goodwill from remeasurement of investment in associate	(c)									375,853	375,853	-	-	375,853	375,853	-	-

Total investments										2,044,224	2,116,509	(94,828)	10,740	731,405	799,911	(75,342)	5,465
(*)Includes companies with investment balances below R$ 5,000.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information--Continued

June 30, 2017

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

9.    Investments in subsidiaries and jointly controlled investees --Continued

(i)      Ownership interest --Continued

(a)     Information on subsidiaries, jointly-controlled investees and associates --Continued

									Company				Consolidated
	Interest in capital - %		Total assets	Total liabilities	Equity and advance for future capital increase		Profit (loss) for the period		Investments		Income from equity method investments		Investments		Income from equity method investments
Direct investees	06/30/2017	12/31/2016	06/30/2017	06/30/2017	06/30/2017	12/31/2016	06/30/2017	06/30/2016	06/30/2017	12/31/2016	06/30/2017	06/30/2016	06/30/2017	12/31/2016	06/30/2017	06/30/2016
Provision for net capital deficiency (d):
Gafisa Vendas Interm. Imobiliaria Ltda	100%	100%	13,110	13,552	(443)	5,795	(6,238)	(5,947)	(443)	5,795	(6,238)	(5,947)	-	-	-	-
Gafisa SPE 69 Emp. Imob. Ltda.	100%	100%	-	289	(288)	(270)	(289)	(127)	(288)	(270)	(289)	(127)	-	-	-	-
Manhattan Square Em. Im. Com. 01 Ltda	50%	50%	6,733	6,782	(49)	-	(743)	92	(24)	-	(369)	46	(24)	-	(369)	46
Other (*)			-	9	(9)	(73)	(13)	(604)	(10)	(5,868)	329	795	-	-	101	323
Total provision for net capital deficiency			19,843	20,632	(789)	5,452	(7,283)	(6,586)	(765)	(343)	(6,567)	(5,233)	(24)	-	(268)	369

Total Income from equity method investments											(101,395)	5,507	-	-	(75,610)	5,834

(*)Includes companies with investment balances below R$ 5,000).

(a)    Financial charges of the Company not appropriated to the profit or loss of subsidiaries, as required by paragraph 6 of OCPC01.

(b)    The Company recorded expense of R$142 in Income from equity method investments for the period ended June 30, 2017 related to the recognition, by jointly-controlled entities, of prior year adjustments, in accordance with the ICPC09 (R2) – Individual, Separate and Consolidated Financial Statements and the Equity Method of Accounting.

(c)    Amount related to the goodwill arising from the remeasurement of the portion of the remaining investment of 30% in the associate AUSA, in the amount of R$375,853, arising from the sale of control over the entity.

(d)    The provision for net capital deficiency is recorded in the heading “Other payables” (Note 15).

(b)    Information on significant investees

	Significant investee:		Other investees:
	Alphaville Urbanismo S.A.		Subsidiaries		Jointly-controlled investees		Associates
	06/30/2017	12/31/2016	06/30/2017	12/31/2016	06/30/2017	12/31/2016	06/30/2017	12/31/2016

Cash and cash equivalents	Not available	171,136	40,577	48,879	42,440	59,495	397	597
Current assets	Not available	1,286,613	1,561,140	2,356,997	554,834	664,653	18,119	20,311
Non-current assets	Not available	1,321,381	112,247	125,872	52,347	60,002	-	-
Current liabilities	Not available	607,508	267,932	1,021,702	173,018	216,629	2,570	2,794
Non-current liabilities	Not available	1,403,866	104,128	165,059	64,751	121,682	-	-

	06/30/2017	06/30/2016	06/30/2017	06/30/2016	06/30/2017	06/30/2016	06/30/2017	06/30/2016
Net revenue	111.603	389,702	74,754	104,188	22,806	53,016	(2,844)	241
Depreciation and Amortization	Not available	Not available	(259)	(877)	(391)	(4)	-	-
Financial income (expenses)	Not available	Not available	(1,959)	1,510	(4,798)	53	6	6
Income tax and social contribution	Not available	Not available	(2,280)	(3,627)	(395)	(1,064)	(17)	(7)
Profit (loss) from Continued Operations	(223,050)	(3,572)	(16,152)	7,620	(13,850)	12,715	(1,968)	13,154

(c)     Change in investments

	Company	Consolidated

Balance at December 31, 2016	2,116,509	799,911
Income from equity method investments	(101,065)	(75,342)
Capital contribution (decrease)	30,144	7,199
Dividends receivable	-	(123)
Usufruct of shares (Note 15)	(1,500)	-
Other investments	136	(240)
Balance at June 39, 2017	2,044,224	731,405

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information--Continued

June 30, 2017

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

10.  Property and equipment

		Company				Consolidated
Type	12/31/2016	Addition	Write-off	100% depreciated items	06/30/2017	12/31/2016	Addition	Write-off	100% depreciated items	06/30/2017
Cost
Hardware	13,111	1,392	(4,888)	(653)	8,962	13,140	1,392	(4,888)	(653)	8,991
Leasehold improvements and installations	6,261	2,047	(3,468)	-	4,840	6,558	2,047	(3,468)	(235)	4,902
Furniture and fixtures	675	-	-	-	675	978	-	-	(13)	965
Machinery and equipment	2,640	-	-	-	2,640	2,639	-	-	-	2,639
Sales stands	12,527	3,195	-	(1,120)	14,602	15,974	4,411	-	(1,120)	19,265
	35,214	6,634	(8,356)	(1,773)	31,719	39,289	7,850	(8,356)	(2,021)	36,762

Accumulated depreciation
Hardware	(5,516)	(1,384)	4,888	653	(1,359)	(5,481)	(1,424)	4,888	653	(1,364)
Leasehold improvements and installations	(2,903)	(440)	1,982	-	(1,361)	(3,128)	(467)	1,982	235	(1,378)
Furniture and fixtures	(350)	(35)	-	-	(385)	(612)	(48)	-	13	(647)
Machinery and equipment	(1,608)	(132)	-	-	(1,740)	(1,608)	(132)	-	-	(1,740)
Sales stands	(3,117)	(4,388)	-	1,120	(6,385)	(4,483)	(4,646)	-	1,120	(8,009)
	(13,494)	(6,379)	6,870	1,773	(11,230)	(15,312)	(6,717)	6,870	2,021	(13,138)

Total property and equipment	21,720	255	(1,486)	-	20,489	23,977	1,133	(1,486)	-	23,624

The other explanations related to this note were not subject to material changes in relation to the disclosures in Note 10 to the financial statements as of December 31, 2016.

11.  Intangible assets

		Company
	12/31/2016				06/30/2017
	Balance	Addition	Write-down / amortization	100% amortized items	Balance

Software – Cost	65,290	2,768	-	(16,535)	51,523
Software – Amortization	(42,820)	-	(6,175)	16,535	(32,460)
Other	5,308	1,050	(4,614)	-	1,744
Total intangible assets	27,778	3,818	(10,789)	-	20,807

		Consolidated
	12/31/2016				06/30/2017
	Balance	Addition	Write-down / amortization	100% amortized items	Balance

Software – Cost	66,023	3,281	-	(16,541)	52,763
Software – Amortization	(43,102)	-	(6,252)	16,541	(32,813)
Other	5,307	1,051	(4,614)	-	1,744
Total intangible assets	28,228	4,332	(10,866)	-	21,694

The other explanations related to this note were not subject to material changes in relation to the disclosures in Note 11 to the financial statements as of December 31, 2016.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information--Continued

June 30, 2017

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

12.  Loans and financing

			Company		Consolidated
Type	Maturity	Annual interest rate	06/30/2017	12/31/2016	06/30/2017	12/31/2016

National Housing System - SFH /SFI	July 2017 to April 2021	8.30% to 14.00% + TR 120% and 129% of CDI	706,695	842,678	861,930	1,022,038
Certificate of Bank Credit - CCB	May 2019 to March 2021	130% of CDI 2.5%/ 3%/ 5%+CDI	183,339	164,252	183,339	164,262
Total loans and financing (Note 20.i.d, 20.ii.a and 20.iii)			890,034	1,006,930	1,045,269	1,186,300

Current portion			525,072	574,733	589,200	604,795
Current portion – reclassification for non-fulfillment of covenant			65,000	65,000	65,000	65,000
Current portion			590,072	639,733	654,200	669,795
Non-current portion			299,962	367,197	391,069	516,505

(i)   In the period ended June 30, 2017, the Company made payments in the total amount of R$51,511, of which R$24,353 related to principal and R$27,158 related to the interest due. Additionally, the Company entered into two CCB transactions in the total amount of R$59,000, with final maturities in October 2019 and March 2021.

The maturities of the current and non-current installments are as follows:

	Company		Consolidated
Maturity	06/30/2017	12/31/2016	06/30/2017	12/31/2016

2017	309,521	639,733	315,818	669,795
2018	451,431	354,770	527,892	422,523
2019	101,261	10,937	140,106	59,763
2020	18,497	1,490	45,029	27,126
2021 onwards	9,324	-	16,424	7,093
	890,034	1,006,930	1,045,269	1,186,300

The Company and its subsidiaries have restrictive covenants under certain loans and financing that limit their ability to perform certain actions, such as the issuance of debt, and may require the acceleration or refinancing of loans if the Company does not fulfill such covenants. The ratios and minimum and maximum amounts required under such restrictive covenants as of June 30, 2017 and December 31, 2016 are disclosed in Note 13. In view of the restrictive covenants and the non-fulfillment of the covenants of a CCB transaction, for which the Company has a waiver of the bank agreeing with the non-fulfillment of the net debt (Note 32(i)), the non-current portions of this transactions were reclassified into short term in the amount of R$65,000.

The following table shows the summary of financial expenses and charges and the capitalized rate in the account “properties for sale”.

	Company		Consolidated
	06/30/2017	06/30/2016	06/30/2017	06/30/2016

Total financial charges for the period	85,709	112,858	98,763	130,180
Capitalized financial charges	(23,616)	(91,934)	(44,104)	(110,808)
Subtotal (Note 24)	62,093	20,924	54,659	19,372

Financial charges included in “Properties for sale”:

Opening balance	329,651	287,806	343,231	299,649
Capitalized financial charges	23,616	91,934	44,104	110,808
Charges recognized in profit or loss (Note 23)	(43,680)	(56,890)	(64,800)	(71,764)
Closing balance	309,587	322,850	322,535	338,693

The recorded amount of properties for sale offered as guarantee for loans, financing and debentures is R$978,654.

The other explanations related to this note were not subject to material changes in relation to the disclosures in Note 12 to the financial statements as of December 31, 2016.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information--Continued

June 30, 2017

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

13.  Debentures

				Company and Consolidated
Program/placement	Principal - R$	Annual interest	Final maturity	06/30/2017	12/31/2016

Seventh placement (i)	150,000	TR + 10.38%	December 2017	150,890	302,363
Ninth placement (ii)	64,024	CDI + 1.90%	July 2018	63,393	79,693
Tenth placement (iii)	55,000	IPCA + 8.22	January 2020	67,424	69,212

Total debentures (Note 20.i.d, 20.ii.a and 20.iii)				281,707	451,268

Current portion				174,242	314,139
Non-Current portion				107,465	137,129

In the period ended June 30, 2017, the Company made the following payments:

	Face Value placement	Interest payable	Total amortization
(i)	150,000	17,141	167,141
(ii)	16,369	5,099	21,468
(iii)	-	5,313	5,313
	166,369	27,552	193,921

The maturities of current and non-current installments are as follows:

	Company and Consolidated
Maturity	06/30/2017	12/31/2016

2017	150,634	314,139
2018	87,632	94,316
2019	21,718	21,404
2020	21,723	21,409
	281,707	451,268

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information--Continued

June 30, 2017

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

13.  Debentures --Continued

As of June 30, 2017 and December 31, 2016, the Company exceeded the amount established in a restrictive covenant, as shown below, and for which it has a waiver from the bank agreeing with the non-fulfillment of the net debt for such periods (Note 32(i)). The Company analyzed the other debt agreements, and did not identify any impacts on the restrictive cross-covenants in relation to such non-fulfillment. The ratios and minimum and maximum amounts required under such restrictive covenants are as follows:

	06/30/2017	12/31/2016
Seventh placement
Total account receivable(2) plus inventory required to be below zero or 2.0 times over net debt less venture debt (3)	28.36 times	53.98 times
Total debt less venture debt (3), less cash and cash equivalents and short-term investments (1), cannot exceed 75% of equity plus noncontrolling interests	-7.32%	3.11%
Total accounts receivable plus unappropriated income plus total inventory of completed units required to be 1.5 time over the net debt plus payable for purchase of properties plus unappropriated cost	2.22 times	2.15 times

Ninth placement
Total account receivable(2) plus inventory required to be below zero or 2.0 times over net debt	2.57 times	2.34 times
Net debt cannot exceed 100% of equity plus noncontrolling interests	80.70%	71.71%

Tenth placement
Total account receivable(2) plus inventory required to be below zero or 2.0 times over net debt less venture debt(3)	28.36 times	53.98 times
Total debt less venture debt(3)), less cash and cash equivalents and short-term investments (1), cannot exceed 75% of equity plus noncontrolling interests	-7.32%	3.11%

Loans and financing
Net debt cannot exceed 70% of equity plus noncontrolling interests	80.70%	71.71%
Total accounts receivable(2) plus inventory required to be below zero or 2.0 times over venture debt(3)	2.83 times	2.44 times
Total account receivable 2) plus inventory of completed units required to be below zero or 2.0 times over net debt less venture debt (3)	17.06 times	33.62 times
Total debt, less venture debt, less cash and cash equivalents and short-term investments (1), cannot exceed 75% of equity plus noncontrolling interests	-7.32%	3.11%

(1)   Cash and cash equivalents and short-term investments refer to cash and cash equivalents and marketable securities.

(2)   Total receivables, whenever mentioned, refers to the amount reflected in the Balance Sheet plus the amount not shown in the Balance Sheet.

(3)   Venture debt and secured guarantee debt refer to SFH debts, defined as the sum of all disbursed borrowing contracts which funds were provided by SFH, as well as the debt related to the seventh placement.

The other explanations related to this note were not subject to material changes in relation to the disclosures in Note 13 to the financial statements as of December 31, 2016.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information--Continued

June 30, 2017

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

14.  Obligations assumed on assignment of receivables

The Company’s transactions of assignment of receivables are as follows:

	Company		Consolidated
	06/30/2017	12/31/2016	06/30/2017	12/31/2016

Obligation CCI - June /2011	836	1,208	1,599	2,148
Obligation CCI - December /2011	1,147	1,405	1,147	1,471
Obligation CCI - July/2012	41	68	41	68
Obligation CCI - November /2012	-	-	3,767	4,651
Obligation CCI - December/2012	4,398	5,402	4,398	5,402
Obligation CCI - November/2013	1,565	1,666	4,088	4,307
Obligation CCI - November /2014	2,145	2,530	3,804	4,344
Obligation CCI - December /2015	6,574	8,005	13,444	15,988
Obligation CCI - March/2016	12,720	16,091	13,695	17,178
Obligation CCI - May/2016	9,662	11,481	11,747	14,407
Obligation CCI - August /2016	8,053	9,164	8,053	9,164
Obligation CCI - December /2016	16,551	18,343	17,035	18,948
Obligation CCI - March/2017 (Note 5)	19,814	-	19,950	-
Obligation FIDC	102	450	479	954
Total obligations assumed on assignment of receivables (Note 20.ii.a)	83,608	75,813	103,247	99,030

Current portion	28,072	24,907	36,691	34,698
Non-current potion	55,536	50,906	66,556	64,332

Current and non-current portions fall due as follows:

	Company		Consolidated
Maturity	06/30/2017	12/31/2016	06/30/2017	12/31/2016

2017	15,239	24,907	21,307	34,698
2018	23,582	36,185	28,272	40,932
2019	17,358	13,845	20,895	20,000
2020	11,493	876	14,841	3,400
2021 onwards	15,936	-	17,932	-
	83,608	75,813	103,247	99,030

The other explanations related to this note were not subject to material changes in relation to the disclosures in Note 14 to the financial statements as of December 31, 2016.

15.  Other payables

		Company		Consolidated
	2012	06/30/2017	12/31/2016	06/30/2017	12/31/2016

Cancelled contract payable	2.363	33,227	13,347	48,235	26,255
Warranty provision	28.345	26,253	29,568	26,253	29,568
PIS and COFINS in long term (deferred and payable)	21.772	4,834	6,282	7,082	8,739
Provision for net capital deficiency (Note 9 (d))	35.570	765	343	24	-
Long-term suppliers (Note 20.i.d)		7,847	2,274	9,498	4,046
Payables to venture partners (Note 20.ii a and 20.iii) (a)		-	1,140	-	1,237
Share-based payment - Phantom Shares (Note 18.3)		1,963	2,596	1,963	2,596
Other liabilities	13.781	4,468	8,328	4,538	8,982

Total other payables	113.000	79,357	63,878	97,593	81,423

Current portion	90.953	64,712	50,660	83,173	69,921
Non-current portion	22.047	14,645	13,218	14,420	11,502

(a)     In the period ended June 30, 2017, the Company settled this transaction, and the total amount of dividends paid to partners that held preferred shares through SPE-89 Empreendimentos Imobiliários S.A was R$1,500 (Note 9.a.d).

       The other explanations related to this note were not subject to material changes in relation to the disclosures in Note 15 to the financial statements as of December 31, 2016.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information--Continued

June 30, 2017

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

16.  Provisions for legal claims and commitments

In the period ended June 30, 2017, the changes in the provision are summarized as follows:

Company	Civil lawsuits	Tax proceedings	Labor claims	Total
Balance at December 31, 2016	98,050	3,124	57,168	158,342
Additional provision (Note 23) (i)	39,836	96	6,759	46,691
Payment and reversal of provision not used (i)	(31,900)	(18)	(8,129)	(40,047)
Balance at June 30, 2017	105,986	3,202	55,798	164,986

Current portion	66,076	975	20,894	87,945
Non-current portion	39,910	2,227	34,904	77,041

Consolidated	Civil lawsuits	Tax proceedings	Labor claims	Total
Balance at December 31, 2016	98,179	3,124	61,655	162,958
Additional provision (Note 23) (i)	39,836	96	6,845	46,777
Payment and reversal of provision not used (i)	(31,900)	(18)	(8,357)	(40,275)
Balance at June 30, 2017	106,115	3,202	60,143	169,460

Current portion	66,076	975	20,894	87,945
Non-current portion	40,039	2,227	39,249	81,515

(i) Of this amount, R$18,171 refer to the recognition of the provision and payment in connection with unfavorable outcome of two arbitration cases brought by real estate venture partners, in which the main allegation was the delay in the completion of the ventures.

(a)     Civil lawsuits, tax proceedings and labor claims

As of June 30, 2017, the Company and its subsidiaries have deposited in court the amount of R$80,522 (R$78,172 in 2016) in the Company’s statement, and R$83,194 (R$79,785 in 2016) in the consolidated statement (Note 7).

	Company		Consolidated
	06/30/2017	12/31/2016	06/30/2017	12/31/2016

Civil lawsuits	40,086	31,700	41,052	33,313
Tax proceedings	25,367	24,806	26,455	24,806
Labor claims	15,069	21,666	15,687	21,666
Total (Note 7)	80,522	78,172	83,194	79,785

(i)   Lawsuits in which likelihood of loss is rated as possible

As of June 30, 2017, the Company and its subsidiaries are aware of other claims and civil, labor and tax risks. Based on the history of probable lawsuits and the specific analysis of main claims, the measurement of the claims with likelihood of loss considered possible amounted to R$285,683 (R$244,352 in 2016) in the Company’s statement  and R$290,733 (R$249,153 in 2016) in the consolidated statement, based on average past outcomes adjusted to current estimates, for which the Company’s Management believes it is not necessary to recognize a provision for occasional losses. The change in the period was caused by the variation in the volume of lawsuits with smaller amounts and review of the involved amounts.

	Company		Consolidated
	06/30/2017	12/31/2016	06/30/2017	12/31/2016

Civil lawsuits	187,668	156,456	187,735	156,523
Tax proceedings	56,520	50,430	56,528	52,812
Labor claims	41,495	37,466	46,470	39,818
Total	285,683	244,352	290,733	249,153

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information--Continued

June 30, 2017

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

16.  Provisions for legal claims and commitments --Continued

(b)     Payables related to the completion of real estate ventures

There was no material change in relation to the information disclosed in Note 16(i)(b) to the financial statements as of December 31, 2016.

(c)      Other commitments

In addition to the commitments mentioned in Notes 6, 12 and 13, the Company has commitments related to the rental of three commercial properties where its facilities are located, at a monthly cost of R$394 indexed to the IGP-M/FGV variation. The rental term is from one to eight years and there is a fine in case of contract cancellation corresponding to three-month rent or in proportion to the contract expiration time. The estimate of minimum future payments for commercial property rentals (cancellable leases) totals R$31,781, as follows.

Consolidated
Payment estimate	06/30/2017

2017	2,017
2018	3,868
2019	4,431
2020	4,652
2021 onwards	16,813
31,781

       The other explanations related to this note were not subject to material changes in relation to the disclosures in Note 16 to the financial statements as of December 31, 2016.

17.  Payables for purchase of properties and advances from customers

		Company		Consolidated
	Maturity	06/30/2017	12/31/2016	06/30/2017	12/31/2016

Payables for purchase of properties	July2017 to March 2021	88,191	96,888	106,671	118,257
Adjustment to present value		(7,502)	(8,167)	(8,412)	(9,469)
Advances from customers
Development and sales		23,736	24,295	31,681	35,024
Barter transaction - Land		118,307	123,817	135,996	151,885
Total payables for purchase of properties and advances from customers (Note 20.i.d and 20.ii.a)			236,833	265,936	295,697

Current portion		151,582	146,522	194,787	205,388
Non-current portion		71,150	90,311	71,149	90,309

The maturities of current and non-current portions are as follows:

	Company		Consolidated
Maturity	06/30/2017	12/31/2016	06/30/2017	12/31/2016

2017	104,841	146,522	148,741	205,388
2018	53,421	71,121	52,742	71,119
2019	24,263	9,243	24,295	9,243
2020	12,613	8,116	12,622	8,116
2021 onwards	27,594	1,831	27,536	1,831
	222,732	236,833	265,936	295,697

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information--Continued

June 30, 2017

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

18.  Equity

18.1.  Capital

As resolved in the Extraordinary Shareholders’ Meeting held on February 20, 2017, the reverse split of the totality of common shares issued by the Company was carried out on March 23, 2017, at the ratio of 13.483023074 to 1, thus the 378,066,162 common shares issued by the Company started to represent 28,040,162 common shares, all registered and with no par value. Accordingly, all information related to the number of shares was retroactively adjusted to reflect such reverse split of shares.

As of June 30, 2017, the Company's authorized and paid-in capital amounts to R$2,521,152 (R$2,740,662 as of December 31,  2016), represented in both periods by 28,040,162 registered common shares, with no par value, of which 973,411 (1,050,249 in 2016) were held in treasury.

According to the Company’s articles of incorporation, capital may be increased without need of making amendment to it, upon resolution of the Board of Directors, which shall set the conditions for issuance within the limit of 44,500,405 (forty four million five hundred thousand four hundred and five) common shares.

On February 20, 2017, the decrease in the Company’s capital was approved in the amount of R$219,510, without cancellation of shares, corresponding to 50% of Tenda’s capital for purposes of distribution to its shareholders (Note 8.2). In line with ICPC 07 – Distributions of Non-cash Assets to Owners, this amount was measured at the fair value of the assets distributed on May 4, 2017, resulting in an adjustment of R$107,720 in the period (Note 8.2).

In the period ended June 30, 2017 the Company transferred 76,836 shares (68,814 in 2016), in the total amount of R$2,532 (R$2,149 in 2016) related to the exercise of options under the stock option plan of common shares by the beneficiaries, for which it received the total amount of R$317 (R$9 in 2016).

Treasury shares
Type	GFSA3	R$	%	Market value (*) R$ thousand		Carrying value R$ thousand
Acquisition date	Number (i)	Weighted average price	% - on shares outstanding	06/30/2017	12/31/2016	06/30/2017	12/31/2016
11/20/2001	44,462	38,9319	0.17%	481	1,115	1,731	1,731
Changes in 2013:
Acquisitions	1,372,096	51,9927	5.10%	14,846	34,410	71,339	71,339
Changes in 2014:
Acquisitions	3,243,947	35,5323	12.06%	35,099	81,353	115,265	115,265
Transfers	(405,205)	43,3928	-1.51%	(4,384)	(10,162)	(17,583)	(17,583)
Cancellations	(2,039,086)	44,9677	-7.58%	(22,063)	(51,137)	(91,693)	(91,693)
Changes in 2015:
Acquisitions	884,470	27,3124	3.29%	9,570	22,181	24,157	24,157
Transfers	(90,622)	33,3473	-0.34%	(980)	(2,272)	(3,022)	(3,022)
Cancellations	(2,225,020)	33,3543	-8.27%	(24,075)	(55,800)	(74,214)	(74,214)
Changes in 2016:
Acquisitions	334,020	26,0254	1.24%	3,614	8,377	8,693	8,693
Transfers	(68,814)	31,2290	-0.26%	(745)	(1,726)	(2,149)	(2,149)
Changes in 2017:
Transfers	(76,836)	30,6106	-0.29%	(831)	-	(2,352)	-
	973,411	30,9962	3.62%	10,532	26,339	30,172	32,524

(*)                                   Market value calculated based on the closing share price on June 30, 2017 at R$10.82 (R$25.08 in 2016, adjusted after reverse split) not considering the effect of occasional volatilities.

(i) Amount shown adjusted by the reverse split of shares at the ratio of 13.483023074 to 1, performed on March 23, 2017.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information--Continued

June 30, 2017

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

18.  Equity --Continued

18.1.  Capital --Continued

The Company holds shares in treasury acquired in 2001 in order to guarantee the performance of lawsuits.

The change in the number of outstanding shares is as follows:

Common shares - In thousands
Outstanding shares as of December 31, 2016	26,779
Transfer related to the stock option plan	77
Change in shares held by the management members of the Company	53
Outstanding shares as of June 30, 2017	26,909

Weighted average shares outstanding (Note 27)	26,847

18.2.  Stock option plan

Expenses incurred with stock grants are recorded under the account “General and administrative expenses” (Note 23) and showed the following effects on profit or loss in the periods ended June 30, 2017 and 2016:

	Company and Consolidated
	06/30/2017	06/30/2016

Equity-settled stock option plan	2,336	2,705
Phantom Shares (Note 18.3)	(633)	484
Total option grant expenses (Note 23)	1,703	3,189

 (i)   Gafisa

The Company has a total of five stock option plans comprising common shares, launched in 2012, 2013, 2014, 2015 and 2016 which follows the rules established in the Stock Option Plan of the Company.

The granted options entitle their holders (beneficiaries) to purchase common shares of the Company’s capital, after periods that vary from one to five years of employment in the Company (essential condition to exercise the option), and expire  six to ten years after the grant date.

The fair value of options is set on the grant date, and it is recognized as expense in profit or loss (as contra-entry to equity) during the grace period of the plan, to the extent the services are provided by employees and management members.

The changes in options outstanding in the period ended June 30, 2017 and year ended December 31,  2016, which include their respective weighted average exercise prices, are as follows:

	2017		2016
	Number of options	Weighted average exercise price (Reais)	Number of options	Weighted average exercise price (Reais)
Options outstanding at the beginning of the year	957,358	28.50	870,975	24.69
Options granted	-	-	163,900	35.33
Options exercised (i)	(93,305)	(0.09)	(69,009)	(0.13)
Options forfeited and amount adjustment due to the discontinued operations of Tenda, net	78,148	15.87	(8,508)	(0.13)
Options outstanding at the end of the period	942,201	17.18	957,358	28.50

(i) In the period ended June 30, 2017, the amount received through exercised options was R$317 (R$9 in the year ended December 31, 2016).

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information--Continued

June 30, 2017

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

18.  Equity --Continued

18.2.  Stock option plan --Continued

Options outstanding and exercisable as of June 30, 2017, are as follows:

Options outstanding			Options exercisable
Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price (Reais)	Number of options	Weighted average exercise price (Reais)
942,201	4.48	17.18	440,994	17.93

During the period ended June 30, 2017, the Company did not grant any options in connection with its stock option plans comprising common shares (163,900 options granted in 2016).

18.3.  Share-based payment – Phantom Shares

The Company has a total of two cash-settled share-based payment, with fixed terms and conditions, according to the plans approved by the Company, launched in 2015 and 2016.

As of June 30, 2017, the amount of R$1,963 (R$2,596 in 2016), related to the fair value of the phantom shares granted, is recognized in the heading “Other payables” (Note 15).

The other explanations related to this note were not subject to material changes in relation to the disclosures in Note 18 to the financial statements as of December 31, 2016.

19.  Income tax and social contribution

(i)      Current income tax and social contribution

The reconciliation of the effective tax rate for the periods ended June 30, 2017 and 2016 is as follows:

	Company		Consolidated
	06/30/2017	06/30/2016	06/30/2017	06/30/2016

Profit (loss) before income tax and social contribution, and statutory interest	(327,576)	(105,081)	(325,331)	(101,015)
Income tax calculated at the applicable rate - 34%	111,376	35,728	110,612	34,345
Net effect of subsidiaries and ventures taxed by presumed profit and Special Taxation Regime (RET)		-	(11,545)	(5,913)
Equity method investments	(33,196)	1,872	(24,429)	1,984
Stock option plan	(794)	(2,072)	(794)	(2,072)
Other permanent differences	(836)	(5,020)	(836)	(5,020)
Charges on payables to venture partners	(247)	(338)	(270)	(37)
Net effect on discontinued operations (a)	(25,413)	-	(25,413)
Tax credits recognized (not recognized)	(50,890)	(30,170)	(49,620)	(28,856)
Total	-	-	(2,295)	(5,569)

Tax expenses - current	-	-	(2,295)	(6,532)
Tax income (expenses) - deferred	-	-	-	963

(a)   Effect attributable to the discontinued operations not reflected in the base of profit before taxes, but with the effect of reducing the tax base of the entity.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information--Continued

June 30, 2017

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

19.  Income tax and social contribution --Continued

 (ii)   Deferred income tax and social contribution

As of June 30, 2017 and December 31, 2016, deferred income tax and social contribution are from the following sources:

	Company		Consolidated
	06/30/2017	12/31/2016	06/30/2017	12/31/2016
Assets
Provisions for legal claims	56,095	53,836	57,616	55,406
Temporary differences – PIS and COFINS deferred	10,922	11,302	10,922	11,333
Provisions for realization of non-financial assets	156,443	143,073	156,443	143,073
Temporary differences – CPC adjustment	21,623	24,044	21,626	24,044
Provision for impairment loss of asset held for sale	-	207,436	-	207,436
Other provisions	22,420	15,335	22,420	15,401
Income tax and social contribution loss carryforwards	270,696	114,730	283,001	129,163
Tax benefits of subsidiaries	49,174	49,174	49,174	49,174
	587,373	618,930	601,202	635,030

Recognized tax credits of asset held for sale	-	(207,436)	-	(207,436)
Unrecognized tax credits of continued operations	(494,173)	(235,847)	(508,000)	(250,944)
	(494,173)	(443,283)	(508,000)	(458,380)
Liabilities
Negative goodwill	(20,848)	(92,385)	(20,848)	(92,385)
Temporary differences –CPC adjustment	(140,732)	(143,436)	(140,734)	(143,436)
Differences between income taxed on cash basis and recorded on an accrual basis	(32,025)	(40,231)	(32,025)	(41,234)
	(193,605)	(276,052)	(193,607)	(277,055)

Total net	(100,405)	(100,405)	(100,405)	(100,405)

The balances of income tax and social contribution loss carryforwards for offset are as follows:

	Company
	06/30/2017			12/31/2016
	Income tax	Social contribution	Total	Income tax	Social contribution	Total
Balance of income tax and social contribution loss carryforwards	796,164	796,164	-	337,440	337,440	-
Deferred tax asset (25%/9%)	199,041	71,655	270,696	84,360	30,370	114,730
Recognized deferred tax asset	41,191	14,829	56,020	41,191	14,829	56,020
Unrecognized deferred tax asset	157,850	56,826	214,676	43,169	15,541	58,710

	Consolidated
	06/30/2017			12/31/2016
	Income tax	Social contribution	Total	Income tax	Social contribution	Total
Balance of income tax and social contribution loss carryforwards	832,357	832,357	-	379,892	379,892	-
Deferred tax asset (25%/9%)	208,089	74,912	283,001	94,973	34,190	129,163
Recognized deferred tax asset	41,191	14,829	56,020	55,712	20,056	75,768
Unrecognized deferred tax asset	166,898	60,083	226,981	39,261	14,134	53,395

The other explanations related to this note were not subject to material changes in relation to the disclosures in Note 19 to the financial statements as of December 31, 2016.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information--Continued

June 30, 2017

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

20.  Financial instruments

The Company and its subsidiaries engage in operations involving financial instruments. These instruments are managed through operational strategies and internal controls aimed at providing liquidity, return and safety. The use of financial instruments with the objective of hedging is achieved through a periodical analysis of exposure to the risk that the management intends to cover (exchange, interest rate, etc.) which is submitted to the corresponding Management bodies for approval and performance of the proposed strategy. The control policy consists of continuously monitoring the contracted conditions in relation to the prevailing market conditions. The Company and its subsidiaries do not make investments in derivatives or any other risky assets for speculative purposes. The result from these operations is consistent with the policies and strategies devised by the Company’s management. The Company and its subsidiaries operations are subject to the risk factors described below:

 (i)    Risk considerations

a)    Credit risk

There was no material change in relation to the credit risks disclosed in Note 20(i)(a) to the financial statements as of December 31, 2016.

b)    Derivative financial instruments

The Company holds derivative instruments to mitigate the risk arising from its exposure to index and interest volatility recognized at their fair value in profit or loss for the year. Pursuant to its treasury policies, the Company does not own or issue derivative financial instruments other than for hedging purposes.

As of June 30, 2017, the Company had derivative contracts for hedging purposes in relation to interest fluctuations, with final maturity in July 2018. The derivative contracts are as follows:

	Reais	Percentage		Validity		Unrealized gain (loss) of derivative instruments - net

Swap agreements (Fixed for CDI)	Face value	Original Index – asset position	Swap – liability position	Beginning	End	06/30/2017	12/31/2016

Banco Votorantim S.A. (a)	27,500	Fixed 15.1177%	CDI + 1.6344%	12/20/2016	06/20/2017	-	88
Banco Votorantim S.A.	130,000	CDI + 1.90%	118% CDI	07/22/2014	07/26/2018	213	(313)
Banco HSBC (b)	194,000	Fixed 12.8727%	120% CDI	09/29/2014	10/08/2018	-	(556)
Banco Votorantim S.A. (c)	55,000	IPCA + 8.22%	120% CDI	03/17/2015	01/20/2020	-	4.521
	Total derivative financial instruments (Note 20 (i) (d) and Note 20 (ii) (a))					213	3.740

				Current		96	(5,290)
				Non-current		117	9,030

In the period ended June 30, 2017, the Company made the following early redemption of derivative contracts:

	Date	Total amount
(a)	06/14/2017	153
(b)	04/17/2017	1,850
(c)	01/19/2017	4,259
		6,262

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information--Continued

June 30, 2017

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

20.  Financial instruments --Continued

(i)     Risk considerations --Continued

During the period ended June 30, 2017, income amounting to R$646 (R$12,216 in 2016) in the Company’s and consolidated statements, which refers to net result of the interest swap transaction, arising from the net receipt in the amount of R$4,173 and the downward change based on the market of R$3,526, was recognized in the “financial income (expenses)” line in the statement of profit or loss for the year, allowing correlation between the impact of such transactions and the interest rate fluctuation in the Company’s balance sheet (Note 24).

       The estimated fair value of derivative financial instruments contracted by the Company was determined based on information available in the market and specific valuation methodologies. However, considerable judgment was necessary for interpreting market data to produce the estimated fair value of each transaction, which may vary upon the financial settlement of transactions.

c)    Interest rate risk

There was no material change in relation to the interest rate risks disclosed in Note 20(i)(c) to the financial statements as of December 31, 2016.

d)    Liquidity risk

There was no material change in relation to the liquidity risks disclosed in Note 20(i)(d) to the financial statements as of December 31, 2016.

The maturities of financial instruments, loans, financing, suppliers, payables to venture partners and debentures are as follows:

Period ended June 30, 2017	Company
Liabilities	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years	Total
Loans and financing (Note 12)	590,072	299,962	-	-	890,034
Debentures (Note 13)	174,242	107,465	-	-	281,707
Obligations assumed with assignment of receivables (Note 14)	28,072	34,988	15,297	5,251	83,608
Suppliers (Note 15 and Note 20.ii.a)	60,759	7,847	-	-	68,606
Payables for purchase of properties and advances from customers (Note 17)	151,582	48,044	23,106	-	222,732
	1,004,727	498,306	38,403	5,251	1,546,687
Assets
Cash and cash equivalents and short-term investments (Notes 4.1 and 4.2)	162,457	-	-	-	162,457
Trade accounts receivable (Note 5)	432,082	165,335	10,283	-	607,700
Refund of capital receivable from Tenda (Note 7)	-	101,616	-	-	101,616
	594,539	266,951	10,283	-	871,773

	Consolidated
Period ended June 30, 2017	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years	Total
Loans and financing (Note 12)	654,200	391,069	-	-	1,045,269
Debentures (Note 13)	174,242	107,465	-	-	281,707
Obligations assumed with assignment of receivables (Note 14)	36,691	42,174	18,562	5,820	103,247
Suppliers (Note 15 and Note 20.ii.a)	73,249	9,498	-	-	82,747
Payables for purchase of properties and advances from customers (Note 17)	194,787	48,043	23,106	-	265,936
	1,133,169	598,249	41,668	5,820	1,778,906
Assets
Cash and cash equivalents and short-term investments (Notes 4.1 and 4.2)	214,573	-	-	-	214,573
Trade accounts receivable (Note 5)	602,295	194,602	13,628	-	810,525
Refund of capital receivable from Tenda (Note 7)	-	101,616	-	-	101,616
	816,868	296,218	13,628	-	1,126,714

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information--Continued

June 30, 2017

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

20.  Financial instruments --Continued

(i)     Risk considerations --Continued

d)    Liquidity risk --Continued

Fair value classification

The Company uses the same classification disclosed in Note 20(i)(d) to the financial statements as of December 31, 2016 to determine and disclose the fair value of financial instruments by the valuation technique.

The classification level of fair value for financial instruments measured at fair value through profit or loss of the Company as of June 30, 2017 and December 31, 2016:

	Company			Consolidated
	Fair value classification
As of June 30, 2017	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3

Financial assets
Short-term investments (Note 4.2)	-	149,052	-	-	176,594	-
Derivative financial instruments (Note 20.i.b)	-	213	-	-	213	-

	Company			Consolidated
	Fair value classification
As of December 31, 2016	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3

Financial assets
Short-term investments (Note 4.2)	-	163,562	-	-	223,646	-
Derivative financial instruments (Note 20.i.b)	-	3,740	-	-	3,740	-

In the period ended June 30, 2017, there were no transfers between the Levels 1 and 2 fair value classifications, nor were transfers between Levels 3 and 2 fair value classifications.

 (ii)   Fair value of financial instruments

a)    Fair value measurement

The Company uses the same methods and assumptions disclosed in Note 20(ii)(a) to the financial statements as of December 31, 2016 to estimate the fair value for each financial instrument type for which the estimate of values is practicable.

The most significant carrying values and fair values of financial assets and liabilities as of June 30, 2017 and December 31, 2016, classified into Level 2 of the fair value classification, are as follows:

	Company
	06/30/2017		12/31/2016
	Carrying value	Fair value	Carrying value	Fair value

Financial assets
Cash and cash equivalents (Note 4.1)	13,405	13,405	19,811	19,811
Short-term investments (Note 4.2)	149,052	149,052	163,562	163,562
Derivative financial instruments (Note 20(i)(b))	213	213	3,740	3,740
Trade accounts receivable (Note 5)	607,700	607,700	749,607	749,607
Refund of capital receivable from Tenda (Note 7)	101,616	101,616	100,000	100,000
Loan receivable (Note 21.1)	19,815	19,815	25,529	25,529

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information--Continued

June 30, 2017

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

20.  Financial instruments --Continued

(ii)    Fair value of financial instruments --Continued

a)      Fair value measurement --Continued

	Company
	06/30/2017		12/31/2016
	Carrying value	Fair value	Carrying value	Fair value

Financial liabilities
Loans and financing (Note 12)	890,034	917,725	1,006,930	1,014,809
Debentures (Note 13)	281,707	289,848	451,268	470,179
Payables to venture partners (Note 15)	-	-	1,140	1,414
Suppliers (Note 20(i)(d))	68,606	68,606	63,451	63,451
Obligations assumed on assignment of receivables ( (Note 14)	83,608	83,608	75,813	75,813
Payables for purchase of properties and advances from customers (Note 17)	222,732	222,732	236,833	236,833
Loan payable (Note 21.1)	9,374	9,374	8,820	8,820

	Consolidated
	06/30/2017		12/31/2016
	Carrying value	Fair value	Carrying value	Fair value

Financial assets
Cash and cash equivalents (Note 4.1)	37,979	37,979	29,534	29,534
Short-term investments (Note 4.2)	176,594	176,594	223,646	223,646
Derivative financial instruments (Note 20(i)(b))	213	213	3,740	3,740
Trade accounts receivable (Note 5)	810,525	810,525	993,962	993,962
Refund of capital receivable from Tenda (Note 7)	101,616	101,616	-	-
Loan receivable (Note 21.1)	19,815	19,815	25,529	25,529

Financial liabilities
Loans and financing (Note 12)	1,045,269	1,071,360	1,186,300	1,188,603
Debentures (Note 13)	281,707	289,848	451,268	470,179
Payables to venture partners (Note 15)	-	-	1,237	1,414
Suppliers (Note 20(i)(d))	82,747	82,747	83,166	83,166
Obligations assumed on assignment of receivables ( (Note 14)	103,247	103,247	99,030	99,030
Payables for purchase of properties and advances from customers (Note 17)	265,936	265,936	295,697	295,697
Loan payable (Note 21.1)	9,374	9,374	8,820	8,820

There was no significant change in relation to the other information disclosed in Note 20(ii)(a) to the financial statements as of December 31, 2016.

b)      Risk of debt acceleration

As of June 30, 2017, the Company has loan and financing agreements in effect, with restrictive covenants related to cash generation, debt ratios, and other. These restrictive covenants have been observed by the Company and do not restrict its ability to continue as going concern. As mentioned in Notes 12 and 13, due to the non-fulfillment of the covenants related to the debt ratio of a CCB issue (Note 12), the non-current installments of this transaction were reclassified into short term. The Company obtained the bank’s agreement on the respective clause, so that it may reach up to the limit of 85% in the periods ended June 30, 2017 and September 30, 2017, and in the year ended December 31, 2017, thus not requiring the mandatory acceleration and/or acceleration declaration, and the non-current installments will reclassified again into long term in the following quarterly information. (Note 32 (i)).

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information--Continued

June 30, 2017

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

20.  Financial instruments --Continued

 (iii)  Capital stock management

The explanations related to this note were not subject to material changes in relation to the disclosures in Note 20(iii) to the financial statements as of December 31, 2016.

The Company includes in its net debt structure: loans and financing, debentures and payables to venture partners less cash and cash equivalents and short-term investments (cash and cash equivalents and marketable securities):

	Company		Consolidated
	06/30/2017	12/31/2016	06/30/2017	12/31/2016

Loans and financing (Note 12)	890,034	1,006,930	1,045,269	1,186,300
Debentures (Note 13)	281,707	451,268	281,707	451,268
Payables to venture partners (Note 15)	-	1,140	-	1,237
( - ) Cash and cash equivalents and short-term investments (Notes 4.1 and 4.2)	(162,457)	(183,373)	(214,573)	(253,180)
Net debt	1,009,284	1,275,965	1,112,403	1,385,625
Equity	1,374,347	1,928,325	1,378,424	1,930,453

 (iv)  Sensitivity analysis

The sensitivity analysis of financial instruments for the period ended June 30, 2017, except swap contracts, which are analyzed through their due dates, describes the risks that may cause material changes in the Company’s profit or loss, as provided for by CVM, through Rule No. 475/08, in order to show a 10%, 25% and 50% increase/decrease in the risk variable considered.

As of June 30, 2017, besides derivative instruments, the Company has the following financial instruments:

a)   Short-term investments, loans and financing, and debentures linked to Interbank Deposit Certificates (CDI);

b)   Loans and financing linked to the Referential Rate (TR) and CDI, and debentures linked to the CDI, National Consumer Price Index – Extended (IPCA) and TR;

c)   Accounts receivable, linked to the National Civil Construction Index (INCC) and General Market Price Index (IGP-M).

For the sensitivity analysis in the period ended June 30, 2017, the Company considered the interest rates of investments, loans and accounts receivables, the CDI rate at 10.14%, TR at 1.55%, INCC at 4.70%, IPCA at 3.00%, IGP-M at -0.78% and SELIC at 10.15%. The scenarios considered were as follows:

Scenario I – Probable: 10% increase/decrease in the risk variables used for pricing;

Scenario II – Possible: 25% increase/decrease in the risk variables used for pricing;

Scenario III – Remote: 50% increase/decrease in the risk variables used for pricing.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information--Continued

June 30, 2017

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

20.  Financial instruments --Continued

(iv)   Sensitivity analysis --Continued

The Company shows in the following chart the sensitivity to risks to which the Company is exposed, based on the above scenarios, as of June 30, 2017. The effects on equity are basically the same ones on profit or loss.

		Scenario
		I	II	III	III	II	I
Instrument	Risk	Increase 10%	Increase 25%	Increase 50%	Decrease 50%	Decrease 25%	Decrease 10%

Short-term investments	Increase/Decrease of CDI	1,536	3,840	7,680	(7,680)	(3,840)	(1,536)
Loans and financing	Increase/Decrease of CDI	(4,471)	(11,178)	(22,355)	22,355	11,178	4,471
Debentures	Increase/Decrease of CDI	(584)	(1,459)	(2,918)	2,918	1,459	584
Derivative financial instruments	Increase/Decrease of CDI	(109)	(263)	(515)	538	263	102

Net effect of CDI variation		(3,628)	(9,060)	(18,108)	18,131	9,060	3,621

Loans and financing	Increase/Decrease of TR	(492)	(1,229)	(2,459)	2,459	1,229	492
Debentures	Increase/Decrease of TR	(133)	(332)	(663)	663	332	133

Net effect of TR variation		(625)	(1,561)	(3,122)	3,122	1,561	625

Debentures	Increase/Decrease of IPCA	(196)	(491)	(981)	981	491	196

Net effect of IPCA variation		(196)	(491)	(981)	981	491	196

Accounts receivable	Increase/Decrease of INCC	1,870	4,675	9,351	(9,351)	(4,675)	(1,870)
Obligations for purchase of property	Increase/Decrease of INCC	(1,190)	(2,975)	(5,949)	5,949	2,975	1,190

Net effect of INCC variation		680	1,700	3,402	(3,402)	(1,700)	(680)

Accounts receivable	Increase/Decrease of IGP-M	310	775	1,550	(1,550)	(775)	(310)

Net effect of IGP-M variation		310	775	1,550	(1,550)	(775)	(310)

Refund of capital receivable	Increase/Decrease of SELIC	936	2,341	4,682	(4,682)	(2,341)	(936)

Net effect of SELIC variation		936	2,341	4,682	(4,682)	(2,341)	(936)

21.  Related parties

21.1.  Balances with related parties

The transactions between the Company and related companies are made under conditions and prices established between the parties.

	Company		Consolidated
Current accounts	06/30/2017	12/31/2016	06/30/2017	12/31/2016

Assets
Current account:
Total SPEs	6,834	24,500	49,147	50,232
Subsidiaries	5,672	22,588	43,803	39,012
Jointly-controlled investees	992	1,594	5,174	10,902
Associates	170	318	170	318
Condominium and consortia and thirty party’s works	13,539	7,223	13,539	7,223
Loan receivable (Note 20.ii.a)	19,815	25,529	19,815	25,529
Dividends receivable	13,882	14,464	-	-
	54,070	71,716	82,501	82,984

Current portion	34,255	46,187	62,686	57,455
Non-current	19,815	25,529	19,815	25,529

Liabilities
Current account:
Total SPEs and Tenda	(1,090,449)	(1,064,435)	(81,001)	(76,791)
Subsidiaries	(1,054,608)	(1,028,540)	(45,160)	(40,896)
Jointly-controlled investees	(35,620)	(35,513)	(35,620)	(35,513)
Associates	(221)	(382)	(221)	(382)
Loan payable (Note 20.ii.a)	(9,374)	(8,820)	(9,374)	(8,820)
	(1,099,823)	(1,073,255)	(90,375)	(85,611)

Current portion	(1,099,823)	(1,073,255)	(90,375)	(85,611)
Non-current	-	-	-	-

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information--Continued

June 30, 2017

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

21.  Related parties --Continued

21.1.  Balances with related parties —Continued

The composition, nature and condition of loan receivable and payable by the Company are shown below. Loan maturities are from July 2017 and are tied to the cash flows of related ventures.

	Company and Consolidated
	06/30/2017	12/31/2016	Nature	Interest rate

Square Ipiranga - Liga das Senhoras Católicas.	-	6,635	Construction	12% p.a. + IGPM
Lagunas - Tembok Planej. e Desenv. Imob. Ltda.	4,567	4,250	Construction	12% p.a. + IGPM
Manhattan Residencial I	1,906	2,486	Construction	10% p.a. + TR
Target Offices & Mall	13,342	12,158	Construction	12% p.a. + IGPM
Total receivable	19,815	25,529

Dubai Residencial	3,793	3,403	Construction	6% p.a.
Parque Arvores	3,829	2,437	Construction	6% p.a.
Parque Aguas	1,752	2,980	Construction	6% p.a.
Total payable	9,374	8,820

In the period ended June 30, 2017 the recognized financial income from interest on loans amounted to R$905 (R$2,617 in 2016) in the Company’s  and consolidated statement (Note 24).

Information regarding management transactions and compensation is described in Note 25.

The other explanation related to this note was not subject to significant changes in relation to those disclosed in Note 21 to the financial statements as of December 31, 2016.

21.2.  Endorsements, guarantees and sureties

The financial transactions of the subsidiaries are guaranteed by the endorsement or surety in proportion to the interest of the Company in the capital stock of such companies, in the amount of R$354,466 as of June  30, 2017 (R$424,966 in 2016).

22.  Net operating revenue

	Company		Consolidated
	06/30/2017	06/30/2016	06/30/2017	06/30/2016
Gross operating revenue
Real estate development, sale, barter transactions and construction services	242,420	317,449	314,577	417,301
(Recognition) Reversal of allowance for doubtful accounts (Note 5)	(7,699)	(5,598)	(7,699)	(5,598)
Taxes on sale of real estate and services	(20,420)	(25,710)	(23,086)	(28,093)
Net operating revenue	214,301	286,141	283,792	383,610

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information--Continued

June 30, 2017

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

23.  Costs and expenses by nature

These are represented by the following:

	Company		Consolidated
	06/30/2017	06/30/2016	06/30/2017	06/30/2016
Cost of real estate development and sale:
Construction cost	(120,548)	(126,735)	(165,771)	(162,124)
Land cost	(41,073)	(59,650)	(54,428)	(92,831)
Development cost	(13,413)	(16,905)	(16,646)	(22,615)
Capitalized financial charges (Note 12)	(43,680)	(56,890)	(64,800)	(71,764)
Maintenance / warranty	(13,717)	(4,738)	(13,717)	(4,736)
Total cost of real estate development and sale	(232,431)	(264,918)	(315,362)	(354,070)

Commercial expenses:
Product marketing expenses	(12,389)	(14,519)	(14,521)	(16,812)
Brokerage and sale commission	(13,499)	(8,086)	(15,709)	(9,831)
Customer Relationship Management (CRM) and corporate marketing expenses	(8,545)	(8,801)	(9,814)	(9,685)
Other	(216)	(611)	(196)	(663)
Total commercial expenses	(34,649)	(32,017)	(40,240)	(36,991)

General and administrative expenses:
Salaries and payroll charges	(12,133)	(16,890)	(18,796)	(16,890)
Employee benefits	(1,146)	(2,171)	(1,776)	(2,171)
Travel and utilities	(115)	(356)	(178)	(356)
Services	(3,314)	(5,093)	(5,136)	(5,093)
Rents and condominium fees	(1,817)	(4,399)	(2,815)	(4,399)
IT	(5,142)	(7,836)	(7,965)	(7,836)
Stock option plan (Note 18.2)	(1,703)	(3,189)	(1,703)	(3,189)
Reserve for profit sharing (Note 25.iii)	(8,358)	(6,250)	(8,358)	(6,250)
Other	(245)	(341)	(380)	(341)
Total general and administrative expenses	(33,973)	(46,525)	(47,107)	(46,525)

Other income (expenses), net:
Expenses with lawsuits (Note 16)	(46,691)	(30,405)	(46,777)	(31,265)
Other	(4,477)	(2,178)	(4,494)	(2,269)
Total other income/(expenses), net	(51,168)	(32,583)	(51,271)	(33,534)

24.  Financial income (expenses)

	Company		Consolidated
	06/30/2017	06/30/2016	06/30/2017	06/30/2016
Financial income
Income from financial investments	11,319	19,592	13,519	24,499
Derivative transactions (Note 20 (i) (b))	646	12,216	646	12,216
Financial income from loans (Note 21)	905	2,617	905	2,617
Other financial income	1,851	1,252	2,006	1,682
Total financial income	14,721	35,677	17,076	41,014

Financial expenses
Interest on funding, net of capitalization (Note 12)	(62,093)	(20,924)	(54,659)	(19,372)
Amortization of debenture cost	(3,310)	(1,366)	(3,310)	(1,366)
Payables to venture partners	(314)	(761)	(314)	(761)
Banking expenses	(11,820)	(2,513)	(12,896)	(3,602)
Discount granted and other financial expenses	(8,277)	(16,699)	(7,847)	(20,100)
Total financial expenses	(85,814)	(42,263)	(79,026)	(45,201)

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information--Continued

June 30, 2017

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

25.  Transactions with management and employees

(i)     Management compensation

In the periods ended June 30, 2017 and 2016, the amounts recorded in the line item “General and administrative expenses”, related to the compensation of the Company’s Management and Fiscal Council members are as follows:

	Management compensation
Period ended June 30, 2017	Board of Directors	Statutory Board	Fiscal Council

Number of members	7	4	3
Fixed compensation for the period (in thousands of R$)
Salary / Fees	847	1,337	99
Direct and indirect benefits	-	100	-
Other (INSS)	169	267	20
Monthly compensation (in thousands of R$)	141	223	17
Total compensation	1,016	1,704	119
Profit sharing (Note 25 (iii))	-	1,822	-
Total compensation and profit sharing	1,016	3,525	119

	Management compensation
Period ended June 30, 2016	Board of Directors	Statutory Board	Fiscal Council

Number of members	7	5	3
Fixed compensation for the period (in thousands of R$)
Salary / Fees	847	1,650	98
Direct and indirect benefits	-	173	-
Other (INSS)	169	330	20
Monthly compensation (in thousands of R$)	141	304	16
Total compensation	1,016	2,153	118
Profit sharing (Note 25 (iii))	-	1,138	-
Total compensation and profit sharing	1,016	3,291	118

The amount related to expenses for granting stock options to the management members of the Company was R$1,079 for the period ended June 30, 2017 (R$1,825 in 2016).

The maximum aggregate compensation of the Company’s management members for the year 2017 was established at R$18,739, as fixed and variable compensation, as approved at the Annual Shareholders’ Meeting held on April 28, 2017.

On the same occasion the compensation limit of the Fiscal Council members for their next term of office, which ends in the Annual Shareholders’ Meeting to be held in 2018, was approved at R$261.

(ii)    Sales transactions

In the periods ended June 30, 2017 and December 31, 2016, no transaction of units sold to Management was carried out. The total balance receivable of sales transactions made was R$17 (R$957 in 2016).

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information--Continued

June 30, 2017

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

25.  Transactions with management and employees --Continued

(iii)   Profit sharing

In the period ended June 30, 2017, the Company recorded a profit sharing expense amounting to R$8,358 (R$6,250 in 2016) in the consolidated balance, in the line item “General and Administrative Expenses " (Note 23).

	Company and Consolidated
	06/30/2017	06/30/2016

Executive officers	1,822	1,138
Other employees	6,536	5,112
	8,358	6,250

The other explanation related to this note was not subject to significant changes in relation to those disclosed in Note 25 to the financial statements as of December 31, 2016.

26.  Insurance

       For the period ended June 30, 2017 insurance contracts were not subject to significant changes in relation to those disclosed in Note 26 to the financial statements as of December 31,  2016.

27.  Earnings (loss) per share

The following table shows the calculation of basic and diluted earnings and loss per share. In view of the loss for the period ended June 30, 2017, shares with dilutive potential are not considered, because the impact would be antidilutive.

	06/30/2017	06/30/2016
Basic numerator
Undistributed profit (loss) from continued operations	(327,576)	(105,081)
Undistributed profit (loss) from discontinued operations	98,175	13,416
Undistributed profit (loss), available to the holders of common shares	(229,401)	(91,665)

Basic denominator (in thousands of shares)
Weighted average number of shares (Note 18.1)	26,847	27,069

Basic earnings (loss) per share in Reais	(8.545)	(3.386)
From continued operations	(12.202)	(3.882)
From discontinued operations	3.657	0.496

Diluted numerator
Undistributed profit (loss) from continued operations	(327,576)	(105,081)
Undistributed profit (loss) from discontinued operations	98,175	13,416
Undistributed profit (loss), available to the holders of common shares	(229,401)	(91,665)

Diluted denominator (in thousands of shares)
Weighted average number of shares (Note 18.1)	26,847	27,069
Stock options	348	157
Anti-dilutive effect	(348)	(157)
Diluted weighted average number of shares	26,847	27,069

Diluted earnings (loss) per share in Reais	(8.545)	(3.386)
From continued operations	(12.202)	(3.882)
From discontinued operations	3.657	0.496

The other explanation related to this note was not subject to significant changes in relation to those disclosed in Note 27 to the financial statements as of December 31, 2016.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information--Continued

June 30, 2017

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

28.  Segment information

With the completion of the discontinuation of Tenda’s operations (Note 8.2), the Company operates only in one segment, according to the nature of its products.

Accordingly, the reports used for making decisions are the consolidated financial statements, and no longer the analysis by operating segments. Therefore, in line with CPC 22 – Operating Segments, the Company understands that there is no reportable segment to be disclosed in the period ended June 30, 2017 and 2016.

29.  Real estate ventures under construction – information and commitments

In order to meet the provisions of paragraphs 20 and 21 of ICPC 02, the recognized revenue amounts and incurred costs are shown in the statement of profit or loss, and the advances received are shown in the account “Payables for purchase of property and advances from customer”. The Company shows the following information on the ventures under construction as of June 30, 2017:

Consolidated
06/30/2017

Unappropriated sales revenue of units sold	453,265
Estimated cost of units sold to be incurred	(277,883)
Estimated cost of units in inventory to be incurred	(222,994)

(i) Unappropriated sales revenue of units sold
Ventures under construction:
Contracted sales revenue	1,200,446
Appropriated sales revenue	(747,181)
Unappropriated sales revenue (a)	453,265

(ii) Estimated cost of units sold to be incurred
Ventures under construction:
Estimated cost of units	(733,907)
Incurred cost of units	456,024
Estimated cost to be incurred (b)	(277,883)

(iii) Estimated costs of units in inventory to be incurred
Ventures under construction:
Estimated cost of units	(659,448)
Incurred cost of units (Note 6)	436,454
Estimated cost to be incurred	(222,994)

(a)   The unappropriated sales revenue of units sold are measured by the face value of contracts, plus the contract adjustments and deducted from cancellations, net of the levied taxes and adjustment to present value, and do not include ventures that are subject to restriction due to a suspensive clause (legal period of 180 days in which the Company can cancel a development) and therefore is not appropriated to profit or loss.

(b)   The estimated cost of units sold to be incurred does not include financial charges, which are appropriated to properties for sale and profit or loss (cost of real estate sold) in proportion to the real estate units sold to the extent they are incurred.

       As of June 30, 2017, the percentage of assets consolidated in the financial statements related to ventures included in the equity segregation structure of the development stood at 29.4% (35.7% in 2016).

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information--Continued

June 30, 2017

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

30.  Communication with regulatory bodies

The explanations related to this note were not subject to significant changes in relation to those disclosed in Note 30 to the financial statements as of December 31, 2016.

31.  Transactions that didn’t affect Cash and Cash Equivalents

The Company and its subsidiaries performed the following investing and financing activities that did not affect cash and cash equivalents, which were not included in the statements of cash flows:

		Company		Consolidated
	2012	06/30/2017	06/30/2016	06/30/2017	06/30/2016

Capital contribution (reduction)		(12,281)	83,270	(12,404)	83,270
Capitalized financial charges (Note 12)		(23,616)	(91,934)	(44,104)	(110,808)
Physical barter – Land (Note 17)		(5,510)	(26,542)	(15,889)	(29,446)
Refund of capital receivable from Tenda (Nota 7)		101,616	-	101,616	-
		60,209	(35,206)	29,219	(56,984)

32.  Subsequent events

(i)      Obtaining waiver for non-fulfillment of restrictive covenant of CCB

As mentioned in Notes 12, 13 and 20, as at June 30, 2017, the Company exceeded the amount established in a restrictive covenant of a CCB issue. Immediately thereafter, the Company started negotiations with the creditor to obtain a waiver for the non-fulfillment of the ratio established in contractual clauses. So, on August 8, 2017, the Company obtained the agreement from the bank related to the non-fulfillment of such covenant so that it could reach up to the limit of 85% in the periods ended June 30, 2017 and September 30, 2017, and in the year ended December 31, 2017. Therefore, it was not required to accelerate and/or declare acceleration of the CCB, and the non-current installments reclassified into short term in view of the non-fulfillment of the covenant will be reclassified again into long term with its fulfillment in the following quarterly information.

***

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information--Continued

June 30, 2017

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

Other information deemed relevant by the Company

1.   SHAREHOLDERS HOLDING MORE THAN 5% OF THE VOTING CAPITAL AND TOTAL NUMBER OF OUTSTANDING SHARES

	6/30/2017
	Common shares
Shareholder	Shares	%

Treasury shares	973,411	3.47%
Pátria Investimentos	1,570,204	5.60%
Wishbone Management, LP	4,378,650	15.62%
River and Mercantille Management, LLP	2,857,820	10.19%
Outstanding shares	18,260,077	65.12%

Total shares	28,040,162	100.00%

	6/30/2016
	Common shares
Shareholder	Shares	%

Treasury shares	1,071,007	3.82%
Polo Capital	5,125,593	18.28%
Pátria Investimentos	1,570,248	5.60%
FUNCEF – Fundação dos Economiários Federais	1,767,838	6.30%
Outstanding shares	18,505,476	66.00%

Total shares	28,040,162	100.00%

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information--Continued

June 30, 2017

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

Other information deemed relevant by the Company

2.   SHARES HELD BY PARENT COMPANIES, MANAGEMENT AND BOARD

	6/30/2017
	Common shares
	Shares	%

Shareholders holding effective control of the Company	8,806,674	31.41%
Board of Directors	43,951	0.16%
Executive directors	113,977	0.41%

Executive control, board members, officers and fiscal council	8,964,602	31.97%

Treasury shares	973,411	3.47%
Outstanding shares in the market (*)	18,102,149	64.56%

Total shares	28,040,162	100.00%

	6/30/2016
	Common shares (i)
	Shares	%

Shareholders holding effective control of the Company	8,463,680	30.18%
Board of Directors	43,952	0.16%
Executive directors	149,296	0.53%

Executive control, board members, officers and fiscal council	8,656,928	30.87%

Treasury shares	1,071,007	3.82%
Outstanding shares in the market (*)	18,312,227	65.31%

Total shares	28,040,162	100.00%

(*) Excludes shares of effective control, management, board and in treasury.

(i) Post grouping, considering ratio of R$13.483023074 for comparability.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information--Continued

June 30, 2017

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

Other relevant information

3 – COMMITMENT CLAUSE

The Company, its shareholders, directors and board members undertake to settle, through arbitration, any and all disputes or controversies that may arise between them, related to or originating from, particularly, the application, validity, effectiveness, interpretation, breach and the effects thereof, of the provisions of Law No. 6404/76, the Company's By-Laws, rules determined by the Brazilian Monetary Council (CMN), by the Central Bank of Brazil and by the Brazilian Securities Commission (CVM), as well as the other rules that apply to the operation of the capital market in general, in addition to those established in the New Market Listing Regulation, Participation in the New Market Contract and in the Arbitration Regulation of the Chamber of Market Arbitration.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Report on the review of quarterly information - ITR

The Board of Directors and Shareholders of

Gafisa S.A.

São Paulo – SP

We have reviewed the accompanying individual and consolidated interim financial information of Gafisa S.A. (“Company”), identified as Company and Consolidated, respectively, contained in the Quarterly Information (ITR) for the quarter ended June 30, 2017, which comprises the balance sheet as of June 30, 2017 and the respective statement of operations and statement of comprehensive income (loss) for the quarter and six-month period then ended, and the statement of changes in equity and statement of cash flows for the six-month period then ended, including explanatory notes.

The Company’s management is responsible for the preparation of individual interim financial information in accordance with the Technical Pronouncement of the Accounting Pronouncements Committee (CPC) 21 (R1) – Interim Financial Reporting and the consolidated interim financial information in accordance with CPC 21 (R1) and IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB) which considers the Technical Orientation - OCPC 04 - Application of the Technical Interpretation ICPC 02 to the Brazilian Real Estate Development Entities, edited by the Accounting Pronouncements Committee (CPC) and approved by the Brazilian Securities and Exchange Commission (CVM) and the Brazilian Federal Accounting Council (CFC), as well as for the presentation of these information in compliance with the rules issued by the CVM, applicable to the preparation of Quarterly Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review according to the Brazilian and international review standards of interim financial information (NBC TR 2410 – Review of Interim Financial Information Performed by the Auditor of the Entity, and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of inquiries, mainly of the people responsible for the financial and accounting matters, and the application of analytical and other review procedures. The scope of a review is significantly narrower than that of an audit conducted in accordance with audit standards and, accordingly, it did not permit us to obtain assurance that we took notice of all significant matters that could have been raised in an audit. Therefore, we did not express an audit opinion.

Conclusion from the individual and consolidated interim financial information prepared in accordance with CPC 21(R1)

Based on our review, we are not aware of any fact that makes us believe that the individual and consolidated interim financial information included in the Quarterly Information referred to above was not prepared, in all material respects, in accordance with CPC 21 (R1) applicable to the preparation of Quarterly Information (ITR), and presented in compliance with the rules issued by the CVM.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Conclusion from the consolidated interim information prepared in accordance with IAS 34, which considers the Technical Orientation - OCPC 04 – Application of the Technical Interpretation ICPC 02 to the Brazilian Real Estate Development Entities, edited by Accounting Pronouncements Committee (CPC) and approved by the Brazilian Securities and Exchange Commission (CVM) and the Brazilian Federal Accounting Council (CFC)

Based on our review, we are not aware of any fact that makes us believe that the consolidated interim financial information included in the Quarterly Information referred to above was not prepared, in all material respects, in accordance with IAS 34, issued by the IASB, which considers the Technical Orientation - OCPC 04 - Application of technical interpretation ICPC02 to the Brazilian Real Estate Development Entities, issued by the Accounting Pronouncements Committee (CPC), and approved by the CVM and the Brazilian Federal Accounting Council (CFC) applicable to the preparation of Quarterly Information (ITR), and presented in compliance with the rules issued by the CVM.

Emphasis of matter

As described in Note 2, the individual (Company) and consolidated interim financial information was prepared in accordance with accounting practices adopted in Brazil (CPC21 (R1)). The consolidated interim financial information were prepared in accordance with the IFRS applicable to the Brazilian Real Estate development entities IAS34 for interim financial information also considers the Technical Orientation OCPC04, edited by the Accounting Pronouncements Committee (CPC). This Technical Orientation refers to the revenue recognition of this sector and comprises other matters related to the meaning and adoption of the concept of continuous transfer of the risks, benefits and control over real estate unit sales, as further described in Note 2. Our conclusion is not modified in view of this matter.

Other matters

Statement of value added

The individual and consolidated interim financial statements related to the statements of value added (DVA) for the six-month period ended June 30, 2017, prepared under the responsibility of the Company's management, presented as supplementary information for the purposes of IAS 34, were submitted to review procedures performed together with the review of the quarterly information - ITR of the Company. For the purposes of forming our conclusion, we assess if these statements are reconciled with the interim accounting information and accounting records, as applicable, and if their form and content were prepared according with Technical Pronouncement CPC 09 - Statement of value added. Based on our review, we are not aware of any fact that makes us believe that they were not prepared, in all material respects, consistent with the individual and consolidated interim financial statements taken as a whole.

São Paulo, August 10, 2017

KPMG Auditores Independentes

CRC 2SP014428/O-6

Original report in Portuguese signed by

Giuseppe Masi

Accountant CRC 1SP176273/O-7

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Reports and statements \ Management statement of interim financial information

Management statement of interim financial information

STATEMENT

Gafisa S.A. management, CNPJ 01.545.826/0001-07, located at Av. Nações Unidas, 8501, 19th floor, Pinheiros, São Paulo, states as per article 25 of CVM Instruction 480 issued in December 07, 2009:

i)    Management has reviewed, discussed and agreed with the auditor’s conclusion expressed on the report on review interim financial Information for the period ended June 30, 2017; and

ii)   Management has reviewed and agreed with the interim information for the period ended June 30, 2017.

São Paulo, August 10, 2017.

GAFISA S.A.

Management

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Reports and Statements \ Management statement on the report on review of interim financial information

Management Statement on the Review Report

STATEMENT

Gafisa S.A. management, CNPJ 01.545.826/0001-07, located at Av. Nações Unidas, 8501, 19th floor, Pinheiros, São Paulo, states as per article 25 of CVM Instruction 480 issued in December 07, 2009:

i)    Management has reviewed, discussed and agreed with the auditor’s conclusion expressed on the report on review interim financial Information for the period ended June 30, 2017; and

ii)   Management has reviewed and agreed with the interim information for the period ended June 30, 2017.

São Paulo, August 10, 2017.

GAFISA S.A.

Management

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 25, 2017

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer